WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

AND INDEPENDENT AUDITORS’ REPORT

Deloitte Anjin LLC
9Fl., One IFC,
10, Gukjegeumyung-ro,
Youngdeungpo-gu, Seoul
150-945, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of December 31, 2013 and 2012 and January 1, 2012 respectively, and the related consolidated statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for the years ended December 31, 2013 and 2012, respectively. The Group’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012 and January 1, 2012 respectively, and the results of its operations and its cash flows for the year ended December 31, 2013 and 2012, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

As the other matter that does not have any impact on our audit opinion, as described in Note 2, the Group applied the new accounting standards, which have been adopted for 2013, including K-IFRS 1110 – “Consolidated Financial Statements”, retrospectively, and therefore the accompanying comparative financial statements were restated, accordingly.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice

March 4, 2014

Notice to Readers

This report is effective as of March 4, 2014, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

	December 31, 2013	December 31, 2012	January 1, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,477,649	5,778,390	6,417,964
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17 and 25)	4,806,197	27,352,216	26,844,973
Available-for-sale financial assets (Notes 4,6,8,11,17 and 45)	17,085,448	18,888,923	19,698,348
Held-to-maturity financial assets (Notes 4,9,11 and 17)	12,038,820	18,684,801	20,036,128
Loans and receivables (Notes 4,6,10,11,17,31,44 and 45)	211,912,373	250,275,551	235,317,520
Investments in joint ventures and associates (Note 12)	617,570	1,037,930	928,233
Investment properties (Note 13)	340,620	491,685	498,999
Premises and equipment (Notes 14 and 17)	2,536,441	3,185,543	3,134,472
Intangible assets and goodwill (Note 15)	268,926	433,407	447,891
Assets held for sale (Note 16)	587	83,347	56,243
Current tax assets (Note 41)	143,101	38,667	57,512
Deferred tax assets (Note 41)	155,256	155,439	79,505
Derivative assets (Notes 4,11 and 25)	131,410	281,069	326,840
Other assets (Notes 18 and 45)	178,886	414,846	377,062
Disposal group held for sale (Note 47)	34,684,805	—	—
Disposal group held for distribution to owners (Note 48)	50,312,293	—	—

Total assets	340,690,382	327,101,814	314,221,690

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19 and 25)	2,507,248	10,985,765	9,621,546
Deposits due to customers (Notes 4,11,20 and 45)	175,323,644	204,209,580	197,378,565
Borrowings (Notes 4,11 and 21)	18,231,511	33,479,716	34,667,740
Debentures (Notes 4,11 and 21)	21,677,674	27,959,969	29,265,833
Provisions (Notes 22,43 and 45)	684,799	863,658	892,308
Net defined benefit liability (Note 23)	71,602	166,296	119,704
Current tax liabilities (Note 41)	9,980	178,791	274,257
Deferred tax liabilities (Note 41)	49,105	134,481	270,033
Derivative liabilities (Notes 4,11 and 25)	1,785	38,000	33,493
Other financial liabilities (Notes 4,11,24,44 and 45)	19,914,947	25,544,410	19,023,665
Other liabilities (Notes 24 and 45)	411,278	508,072	570,038
Liabilities directly associated with disposal group held for sale (Note 47)	32,047,626	—	—
Liabilities directly associated with disposal group held for distribution to owners (Note 48)	46,882,414	—	—

Total liabilities	317,813,613	304,068,738	292,117,182

EQUITY
Owners’ equity:	17,847,633	18,695,919	17,555,085
Capital stock (Note 27)	4,030,077	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	498,407	309,010
Capital surplus (Note 27)	176,502	174,044	175,768
Other equity (Note 29)	(35,367)	112,013	563,074
Retained earnings (Notes 30 and 31)	13,112,690	13,881,378	12,477,156
Equity directly associated with disposal group held for sale (Note 29)	29,820	—	—
Equity directly associated with disposal group held for distribution to owners (Note 29)	35,504	—	—
Non-controlling interests	5,029,136	4,337,157	4,549,423

Total equity	22,876,769	23,033,076	22,104,508

Total liabilities and equity	340,690,382	327,101,814	314,221,690

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except per share data)

Interest income	9,493,383	10,891,241
Interest expense	(5,001,361)	(6,043,341)

Net interest income (Notes 33 and 45)	4,492,022	4,847,900

Fees and commissions income	1,565,224	1,686,885
Fees and commissions expense	(638,723)	(497,535)

Net fees and commissions income (Notes 34 and 45)	926,501	1,189,350

Dividend income (Note 35)	87,641	101,063
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	123,900	(364,894)
Net gain (loss) on available-for-sale financial assets (Note 37)	(85,242)	533,148
Impairment losses due to credit loss (Notes 38 and 45)	(2,277,260)	(1,799,029)
Other net operating expenses (Notes 39 and 45)	(3,027,995)	(2,958,031)

Operating income	239,567	1,549,507

Share of profits (losses) of joint ventures and associates (Note 12)	(1,277)	44,515
Other net non-operating income (Note 40)	49,377	43,898

Non-operating income	48,100	88,413

Net income before income tax expense	287,667	1,637,920

Income tax expense (Note 41)	(35,096)	(356,840)

Net income from continuing operations	252,571	1,281,080
Net income (loss) from discontinued operations (Notes 47 and 48)	(966,006)	566,599

Net income (loss)	(713,435)	1,847,679

Remeasurement of the net defined benefit liability	9,217	(51,297)

Items that will not be reclassified to profit or loss	9,217	(51,297)

Loss on available-for-sale financial assets	(50,953)	(349,481)
Share of other comprehensive income (loss) of joint ventures and associates	(6,375)	56,855
Loss on foreign currency translation of foreign operations	(59,824)	(107,509)
Gain (loss) on valuation of cash flow hedge	(2,412)	13,091

Items that may be reclassified to profit or loss	(119,564)	(387,044)

Other comprehensive loss, net of tax	(110,347)	(438,341)

Total comprehensive income (loss)	(823,782)	1,409,338

Net income attributable to:
Net income (loss) attributable to owners	(537,688)	1,633,341
Income from continuing operations	162,011	1,164,431
Income (loss) from discontinued operations	(699,699)	468,910

Net income (loss) attributable to non-controlling interests	(175,747)	214,338
Income from continuing operations	90,560	116,649
Income (loss) from discontinued operations	(266,307)	97,689

Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	(623,695)	1,176,805
Comprehensive income (loss) attributable to non-controlling interests	(200,087)	232,533
Basic and diluted earnings (losses) from continuing and discontinued operations per share (Note 42)	(704)	1,993
Basic and diluted earnings from continuing operations per share (Note 42)	165	1,411

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Effect from changes in accounting policies	—	—	—	(23,347)	54,434	31,087	27	31,114
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,477,156	17,555,085	4,549,423	22,104,508

Net income	—	—	—	—	1,633,341	1,633,341	214,338	1,847,679
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in equities of consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(220)	(1,944)
Loss on valuation of available-for-sale financial assets	—	—	—	(334,185)	—	(334,185)	(15,296)	(349,481)
Changes in equity of joint ventures and associates	—	—	—	7,188	—	7,188	49,667	56,855
Foreign currency translation of foreign operations	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Remeasurement of the net defined benefit liability	—	—	—	(52,093)	—	(52,093)	796	(51,297)
Changes in other equity	—	—	—	5,197	—	5,197	3,105	8,302
Amortisation of subsidiaries’ stock discount	—	—	—	280	(280)	—	—	—
Changes in non-controlling interests	—	—	—	—	—	—	(271,837)	(271,837)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issuance of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076

January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net loss	—	—	—	—	(537,688)	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in equities of consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Changes in investments in consolidated subsidiaries	—	—	2,717	—	—	2,717	81,370	84,087
Loss on valuation of available-for-sale financial assets	—	—	—	(33,782)	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	(6,375)	—	(6,375)
Foreign currency translation of foreign operations	—	—	—	(51,999)	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	3,852	1,612	5,464
Amortisation of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	(29,399)	(154,869)	(184,268)
Issuance of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income (loss)	(713,435)	1,847,679
Adjustments:
Income tax expense	622,656	508,654
Interest income	(12,837,884)	(14,329,038)
Interest expense	6,622,744	7,784,699
Dividend income	(151,494)	(163,138)
Impairment losses due to credit loss	2,706,389	2,121,697
Loss on valuation of financial instruments at fair value through profit or loss	—	183,226
Loss on available-for-sale financial assets	95,729	—
Share of losses of investments in joint ventures and associates	43,488	5,354
Loss on foreign exchange translation	55,228	44,539
Loss on transaction of derivatives	37,074	24,461
Loss on valuation of derivatives	84,639	32,006
Loss on fair value hedged items	13,505	38,879
Provisions	85,732	81,385
Retirement benefits	167,910	143,626
Depreciation and amortization	300,453	291,033
Loss on disposal of investments in joint ventures and associates	4,946	19,807
Loss on disposal of premises and equipment and other assets	5,158	3,335
Impairment loss on premises and equipment and other assets	60,692	17,731
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	833,766	—
Gain on valuation of financial instruments at fair value through profit or loss	(43,058)	—
Gain on available-for-sale financial assets	—	(568,806)
Gain on held-to-maturity financial assets	—	(10)
Share of profits of investments in joint ventures and associates	(64,005)	(74,021)
Gain on foreign exchange translation	(50,135)	(26,059)
Gain on transaction of derivatives	(14,830)	(4,496)
Gain on valuation of derivatives	(3,971)	(40,072)
Gain on fair value hedged items	(128,361)	(43,725)
Reversal of provisions	(10,972)	(25,069)
Gain on disposal of investments in joint ventures and associates	(19,974)	(28,627)
Gain on disposal of premises and equipment and other assets	(13,052)	(4,669)
Reversal of impairment loss on premises and equipment and other assets	(3,051)	(1,714)
Changes in operating assets and liabilities:
Decrease in financial instruments at fair value through profit or loss	2,413,710	673,750
Increase in loans and receivables	(17,106,848)	(16,844,065)
Decrease (increase) in other assets	54,493	(57,619)
Increase in deposits due to customers	9,705,237	6,371,038
Decrease in provision for guarantee and loan commitment	(98,270)	(79,096)
Decrease in net defined benefit liability	(158,487)	(163,820)
Increase (decrease) in other financial liabilities	(1,147,373)	6,159,641
Increase (decrease) in other liabilities	38,359	(17,454)
Cash received from (paid for) operating activities:
Interest income received	12,918,030	14,300,812
Interest expense paid	(6,974,736)	(7,814,374)
Dividends received	151,051	156,476
Income tax paid	(479,002)	(667,993)

Net cash used in operating activities	(2,997,949)	(144,037)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	26,449,831	26,003,872
Redemption of held-to-maturity financial assets	6,768,916	11,264,656
Disposal of investments in joint ventures and associates	106,438	140,871
Disposal of investment properties	6,583	—
Disposal of premises and equipment	18,478	15,545
Disposal of intangible assets	8,660	3,199
Disposal of assets held for sale	54,611	15,860
Net decrease of derivatives for risk hedge	14,632	43,965
Acquisition of available-for-sale financial assets	(29,152,120)	(24,796,959)
Acquisition of held-to-maturity financial assets	(4,250,044)	(9,913,276)
Acquisition of investments in joint ventures and associates	(144,644)	(97,819)
Acquisition of investment properties	(513)	(2,724)
Acquisition of premises and equipment	(159,437)	(252,470)
Acquisition of intangible assets	(107,092)	(72,598)
Acquisition of assets held for sale	(7,266)	—

Net cash provided by (used in) investing activities	(392,967)	2,352,122

Cash flows from financing activities:
Net increase in borrowings	3,113,963	—
Issuance of debentures	10,501,447	8,945,192
Issuance of hybrid securities	—	189,397
Increase of paid in capital in subsidiaries	80,273	—
Issuance of hybrid securities in subsidiaries	985,553	—
Net decrease in borrowings	—	(1,186,507)
Payment of debentures	(10,084,216)	(10,257,246)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(29,398)	(26,629)
Dividends paid on hybrid securities of subsidiaries	(147,498)	(115,165)
Other decrease in non-controlling interests, net	(38,643)	(23,978)

Net cash provided by (used in) financing activities	4,179,978	(2,676,439)

Net increase (decrease) in cash and cash equivalents	789,062	(468,354)

Cash and cash equivalents, beginning of the period	5,778,390	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(94,993)	(171,220)

Cash and cash equivalents, end of the period	6,472,459	5,778,390

Cash and cash equivalents directly associated with disposal group held for sale	(303,202)	—
Cash and cash equivalents directly associated with disposal group held for distribution to owners	(691,608)	—

Cash and cash equivalents on consolidated statement of financial position	5,477,649	5,778,390

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Parent company”), which is a controlling entity of Woori Financial Group, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Parent company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of December 31, 2013 the Parent company owns 13 subsidiaries including Woori Bank and 160 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon its incorporation, the Parent company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Parent company’s stock amounts to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of December 31, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Group.

On June 24, 2002, the Parent company listed its common shares on the Korea Exchange. On September 29, 2003, the Parent company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The consolidated financial statements for the Group includes the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2012
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	"	100.0	100.0
Kwangju Bank	"	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I	Finance	100.0	100.0
Woori Investment & Securities (*1)	"	37.9	37.9
Woori Asset Management	"	100.0	100.0
Woori Private Equity Co., Ltd.	"	100.0	100.0
Woori Financial	"	52.0	52.0
Woori FG Savings Bank	"	100.0	100.0
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd. (*10)	Finance	100.0	—
Woori Finance Holdings Co., Ltd. and Woori Private Equity Co., Ltd.:
Woori Investment Bank (*11) (*12)	Other credit finance business	42.8	41.4
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank (*14)	Finance	100.0	100.0
Woori Global Market Asia Limited (*14)	"	100.0	100.0
Woori Bank (China) Limited (*14)	"	100.0	100.0
ZAO Woori Bank (*14)	"	100.0	100.0
PT. Bank Woori Indonesia (*14)	"	95.2	95.2

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2012
Woori Brazil Bank (*14)	Finance	100.0	100.0
Korea BTL Infrastructure Fund	"	100.0	100.0
Woori Fund Service Co., Ltd.	"	100.0	100.0
Kumho Trust First Co., Ltd. (*6)	Asset securitization	0.0	0.0
Asiana Saigon Inc. (*6)	"	0.0	0.0
An-Dong Raja First Co., Ltd. (*6)	"	0.0	0.0
Consus Eighth Co., LLC (*6)	"	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*6)	"	15.0	15.0
Woori IB Global Bond Co., Ltd. (*6)	"	0.0	0.0
IB Global First Inc. (*6)(*9)	"	—	0.0
Hermes STX Co., Ltd. (*6)	"	0.0	0.0
BWL First Co., LLC (*6)	"	0.0	0.0
Woori Poongsan Co., Ltd. (*6)	"	0.0	0.0
Pyeongtaek Ocean Sand Inc. (*6)	"	0.0	0.0
W synergy First Co., Ltd. (*6)	"	0.0	—
Deogi Dream Fourth Co., Ltd. (*6)	"	0.0	—
Guam Emrald Ocean View Inc. (*6)	"	0.0	—
Jeonju Iwon Ltd. (*6)	"	0.0	—
Wonju I-one Inc. (*6)	"	0.0	—
Heitz Third Co., Ltd. (*6)	"	0.0	—
Principle Guaranteed Trust (*7)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust (*7)	"	0.0	0.0
Kyongnam Bank:
Consus Sixth Co., LLC (*6)	Asset securitization	0.0	0.0
Principle Guaranteed Trust (*7)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust (*7)	"	0.0	0.0
Kwangju Bank:
Hybrid First Specialty Inc. (*6)	Asset securitization	0.0	0.0
KAMCO Value Recreation Second Securitization Specialty Inc. (*6)	"	15.0	15.0
Principle Guaranteed Trust (*7)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust (*7)	"	0.0	0.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Tenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty (*4)	"	—	100.0
Woori F&I Thirteenth Asset Securitization Specialty	"	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	"	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Third Asset Securitization Specialty	"	70.0	70.0
Woori EA Fourth Asset Securitization Specialty (*4)	"	—	70.0
Woori EA Fifth Asset Securitization Specialty	"	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Eighth Asset Securitization Specialty	"	51.0	51.0
WR Investment America, LLC (*14)	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	"	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	"	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty	"	100.0	100.0
Woori EA Twelfth Asset Securitization Specialty	"	70.0	70.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2012
Woori EA Thirteenth Asset Securitization Specialty	Asset securitization	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Eighteenth Asset Securitization Specialty	"	67.0	67.0
Woori F&I Twenty sixth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty seventh Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty eighth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty ninth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirtieth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty second Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty third Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty fourth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty fifth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty sixth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty seventh Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty eighth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty ninth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Fortieth Asset Securitization Specialty (*2)	"	100.0	—
FS 1312 Asset Securitization Specialty (*2)	"	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd. (*14)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund (*13)(*14)	Securities investments	100.0	100.0
LG Investments Holding B.V. (*14)	"	100.0	100.0
Woori Investment Securities (H.K.)Ltd. (*14)	Securities business	100.0	100.0
Woori Investment Securities Int’l Ltd. (*14)	Securities investments	100.0	100.0
Woori Investment Securities America, Inc. (*13)(*14)	"	100.0	100.0
Woori CBV Securities Corporation (*1)(*14)	Securities business	49.0	49.0
MARS First Private Equity Fund (*4)	Other financial business	—	52.9
MARS Second Private Equity Fund (*1)	"	8.9	8.9
Woori Absolute Partners PTE, Ltd. (*14)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia (*14)	"	60.0	60.0
Woori Absolute Return Investment Strategies Fund (*13)(*14)	"	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund (*3)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd. (Beijing) (*14)	Securities investments	95.1	95.1
KAMCO Value Recreation Ninth Securitization Specialty Co., Ltd. (*4)	Asset securitization	—	15.0
IBS eleventh Co., Ltd. (*6)	"	0.0	—
Alphen Rose Second Co., Ltd. (*6)	"	0.0	—
Principle Guaranteed Trust (*7)	Trust	0.0	0.0
Woori Private Equity Co., Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd.	Asset securitization	100.0	100.0
MARS First Private Equity Fund:
MARS INS First, Ltd. (*4)	Other financial business	—	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2012
Woori Investment Bank:
HUB First Co., Ltd. (*6)	Asset securitization	0.0	0.0
HUB Second Co., Ltd. (*6)	Asset securitization	0.0	0.0
HUB Third Co., Ltd. (*6)	"	0.0	0.0
Two Eagles KIB LLC (*13)(*14)	Other service business	100.0	100.0

Woori Private Equity Co., Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC (*14)	Other service business	55.0	55.0
Woori PE and My Asset Manhattan Private REIT First:
Sahn Eagles LLC (*14)	Other financial business	60.0	60.0
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd. and Woori Investment Bank:
Woori Partner Plus Private Equity Securities Fourth and 58 beneficiary certificates for the rest (*8)	Beneficiary certificates	—	—

(*1)	Woori Investment & Securities is consolidated since the Group has de facto control over Woori Investment & Securities. The Group has power to govern the financial and operating policies of Woori Investment & Securities through the board of directors and shareholders’ meeting that is, the Group has power to appoint or remove the majority of the members of the board of directors and controls Woori Investment & Securities through the board. Woori CBV Securities Corporation and MARS Second Private Equity Fund are consolidated since the Group has controlling power over these entities by exercising more than 50% voting power.
(*2)	Consolidated due to the fact that the ownership of investment has been increased more than 50% for the year ended December 31, 2013.
(*3)	KoFC Woori Growth Champ Private Equity Fund (the “Fund”) was consolidated as Woori Investment & Securities, the general partner of the Fund, has controlling power over the Fund.
(*4)	Deconsolidated since the entity was liquidated during the year ended December 31, 2013.
(*5)	Financial information used for consolidation is based on the financial statements as of November 30, 2013 or September 30, 2013. There have been no significant events and transactions that have occurred during the 1 month and 3 months.
(*6)	The entity is a structured entity that is established for securitization of financial assets. It is determined that the Group controls the entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*7)	The entity is a money trust that was established in accordance with the Trust Business Act. It is determined that the Group controls the trust after considering facts and circumstances, such as the Group’s power over the trust’s related business activities, the Group’s exposure to variable returns from the its involvement with the trust, and the Group’s ability to affect the returns through its power over the trust.
(*8)	The entity is a structured entity that is established for the purpose of investments in securities. It is determined that the Group controls the entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*9)	IB Global First Inc. was deconsolidated due to the termination of the contract which imposed most of the risk in operating the special purpose company.
(*10)	Woori Card Co., Ltd. became a wholly owned subsidiary of the Group through the demerger of credit card division of Woori Bank.
(*11)	Woori Investment Bank is consolidated since the Group has de facto control over the entity. The Group has power to govern the financial and operating policies of Woori Investment Bank through the board of directors and shareholders’ meeting.
(*12)	The subsidiary’s name was changed on October 2, 2013, from Kumho Investment Bank to Woori Investment Bank.
(*13)	Financial information used for consolidation is based on the financial statements as of September 30, 2013 for Two Eagles KIB LLC and November 30, 2013 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund. There have been no significant transactions and events subsequent to September 30, 2013 and November 30, 2013, respectively.
(*14)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(3)	The entities owned by the Group over 50% but not consolidated as of December 31, 2013 and 2012, respectively, are as follows:

Companies	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video (*)	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment (*)	Korea	"	60.0
Heungkuk High Class Private Investment Trust 377th (*)	Korea	"	51.3

(*)	The Group owns the majority ownership of these SPEs, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no control over the SPEs.

(4)	The summarized financial information before the elimination of intercompany transactions of the main subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	249,984,771	231,634,440	18,391,736	465,266	402,180
Kyongnam Bank	31,714,227	29,453,944	1,698,639	130,181	126,871
Kwangju Bank	18,872,965	17,428,695	1,007,156	61,030	67,873
Woori FIS	332,223	294,588	311,660	(2,054)	(3,634)
Woori F&I	1,641,240	1,335,712	184,406	49,115	48,878
Woori Investment & Securities	29,981,804	26,534,352	4,027,395	47,975	14,508
Woori Asset Management	85,169	17,205	31,527	4,179	4,137
Woori PE	89,945	49,135	5,008	1,776	1,691
Woori Financial	3,939,851	3,527,585	338,010	54,143	52,876
Woori FG Savings Bank	822,887	699,287	84,875	(33,515)	(32,644)
Woori Finance Research Institute	3,739	540	6,656	611	689
Woori Card	4,679,202	3,575,328	800,352	47,998	53,875
Woori Investment Bank	867,279	798,660	141,320	(96,649)	(95,596)

	As of and for the year ended December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,546,643	229,951,702	21,635,108	1,496,246	1,040,613
Kyongnam Bank	28,945,769	26,976,680	1,800,025	180,716	185,645
Kwangju Bank	18,626,090	17,309,578	1,164,474	136,841	133,687
Woori FIS	334,878	293,610	308,325	(5,164)	(4,456)
Woori F&I	1,748,298	1,468,673	154,367	46,202	44,511
Woori Investment & Securities	24,848,800	21,395,165	3,500,422	122,520	100,564
Woori Asset Management	80,095	16,269	31,845	979	981
Woori PE	1,559,356	1,503,421	213,360	2,919	2,880
Woori Financial	3,537,592	3,165,522	347,411	53,744	53,434
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)	(20,834)
Woori Finance Research Institute	4,156	1,562	—	(407)	(407)

(5)	The structured entities where the Group has financial interests on involvement, such as:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Security investments structured entity

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions in which they were incorporated with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Parent company.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110. As therefore, those structured entities are not consolidated to the Group. They are classified in three categories, asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	46,802,368	29,994,406	13,346,997
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,364,866	3,178,522	1,719,104
Loans and receivables	157,638	2,949,141	3,613
Financial assets at fair value through profit or loss	344,555	—	—
Available-for-sale financial assets	304,999	178,713	1,177,660
Held-to-maturity financial assets	557,579	—	—
Investments in joint ventures and associates	—	—	537,831
Derivative assets	95	50,668	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	19,622	1,321	12
Other liabilities (including provisions)	19,622	1,321	12
The Maximum exposure to risks	3,637,323	3,931,181	1,780,019
Investments	1,364,772	3,127,854	1,719,105
Purchase agreements	799,180	—	—
Credit facilities	1,337,881	367,531	54,600
Other agreements	135,490	435,796	6,314
Loss recognised on unconsolidated structured entities	(3,576)	(69,078)	(24,760)

(8)	The non-controlling interests of those subsidiaries of which non-controlling shareholders are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the period

	December 31, 2013	December 31, 2012
Woori Investment & Securities	1,925,263	2,261,540
Woori Financial	188,464	169,179
Woori Investment Bank	42,818	—

2)	Net income attributable to non-controlling interests

	For the year ended December 31, 2013	For the year ended December 31, 2012
Woori Investment & Securities	(313,928)	55,905
Woori Financial	28,925	30,430
Woori Investment Bank	(56,408)	—

3)	Dividends to non-controlling interests

	For the year ended December 31, 2013	For the year ended December 31, 2012
Woori Investment & Securities	15,115	33,513
Woori Financial	6,084	7,329

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual periods beginning on January 1, 2011.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on February 28, 2014.

1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effect on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative consolidated financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income. Furthermore, the interest cost and expected return on plan assets used in the previous version of K-IFRS 1019 are replaced with a ‘net interest’ amount under K-IFRS 1019 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. The expected return on plan assets is included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates (a) when the plan amendment or (b) curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated the comparative consolidated financial statements. As a result, other equity decreased by 75,323 million Won and retained earnings increased by 75,323 million Won on the comparative consolidated statement of financial position as of December 31, 2012. Net income increased by 51,297 million Won and other comprehensive income decreased by 51,297 million Won on the comparative consolidated statement of comprehensive income for the year ended December 31, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement for financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require disclosing information related to offsetting agreements which are legally enforced by master netting arrangements or similar agreements. Since the Group does not hold any offset financial instruments in accordance with K-IFRS 1032 and does not have any master netting arrangement or similar agreement. The Group applied the amendment retrospective and restated the comparative disclosures on presentation of the offset between financial assets and financial liabilities.

Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 replaces the parts of K-IFRS 1027 – Consolidated and Separate Financial Statements that deal with consolidated financial statements and K-IFRS 2012 – Consolidation: Special Purpose Entities, and establishes a single basis for consolidation for all entities, including structured entities. Under K-IFRS 1110, an investor controls an investee when investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the Group’s comparative consolidated financial statements.

a)	Newly consolidated entities due to adoption of K-IFRS 1110 are as follows:

	Location	Business
Woori CS Ocean Bridge 9th (*2)	Korea	Securities investments
Woori CS Grobalemerging Milestone 1th (*2)	Korea	"
Principal guaranteed trusts (*1)(*2)	Korea	Trust
Deogi Dream 4th Co.,Ltd. (*2)	Korea	Asset securitization
Guam Emerald Ocean View Inc. (*2)	Korea	"
Jeonju Iwon Ltd. (*2)	Korea	"
Wonju I-one Inc. (*2)	Korea	"
Heitz 3 th Co.,Ltd. (*2)	Korea	"

(*1)	Principal guaranteed trusts of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities.
(*2)	The Group does not have any shares in those entities.

Those entities are included in the consolidation scope since the Group is exposed to significant variable return of entities and the Group has controlling power on them.

b)	Deconsolidated entities in adoption of K-IFRS 1110 are as follows:

	Location	Business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	"	60.0
Woori CS Ocean Bridge 7th	Korea	"	61.1

The Group is exposed to significant variable return of entities through interests held, but they are deconsolidated as the Group has no controlling power over them.

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. The classification of joint arrangements under K-IFRS 1111 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of a joint operation, the joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of a joint venture, the joint venturer accounts for its investment using equity method. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its consolidated financial position, comprehensive income and cash flows, to be disclosed. Among the required disclosures due to the enactment, the Group disclosed significant change or transaction comparing to the end of December 31, 2012.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements.

Other amendments such as amendment to K-IFRS 1032 ‘Tax effect of distribution to equity holders’ have no significant impact on the Group’s consolidated financial statements.

The aggregated effect from the implementation of new accounting standards on the consolidated financial statements is as follows (Unit: Korean Won in millions):

<Consolidated Statement of Financial Position >

	December 31, 2012
	Reported	Adjustment (*)	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716
Other financial liabilities	25,479,827	64,583	25,544,410
Other liabilities	40,825,095	9,937	40,835,032
Total liabilities	302,703,220	1,365,518	304,068,738
Owners’ equity	18,665,600	30,319	18,695,919
Non-controlling interests	4,337,113	44	4,337,157
Total equity	23,002,713	30,363	23,033,076
Total liabilities and equity	325,705,933	1,395,881	327,101,814

(*)	As described in Note 2. 3) “Others”, the impact from reclassification is included in the adjustments.

	January 1, 2012
	Reported	Adjustment (*)	Restated
Financial assets at fair value through profit or loss	25,600,231	1,244,742	26,844,973
Available-for-sale financial assets	19,671,924	26,424	19,698,348
Loans and receivables	235,159,956	157,564	235,317,520
Other assets	32,359,538	1,311	32,360,849
Total assets	312,791,649	1,430,041	314,221,690
Deposits due to customers	195,930,482	1,448,083	197,378,565
Borrowings	34,666,709	1,031	34,667,740
Other financial liabilities	19,083,709	(60,044)	19,023,665
Other liabilities	41,037,355	9,857	41,047,212
Total liabilities	290,718,255	1,398,927	292,117,182
Owners’ equity	17,523,998	31,087	17,555,085
Non-controlling interests	4,549,396	27	4,549,423
Total equity	22,073,394	31,114	22,104,508
Total liabilities and equity	312,791,649	1,430,041	314,221,690

(*)	As described in Note 2. 3) “Others”, the impact from reclassification is included in the adjustments.

< Consolidated Statements of Comprehensive Income >

	For the year ended December 31, 2012
	Reported	Adjustment (*1)	Restated (*2)
Operating income	2,228,571	68,005	2,296,576
Non-operating income (loss)	62,693	(2,937)	59,756
Net income before income tax expense	2,291,264	65,068	2,356,332
Income tax expense	(493,389)	(15,264)	(508,653)
Net income	1,797,875	49,804	1,847,679
Other comprehensive loss	(387,788)	(50,553)	(438,341)
Total comprehensive income (loss)	1,410,087	(749)	1,409,338

(*1)	As described in Note 2. 3) “Others”, the impact from reclassification is included in the adjustments.
(*2)	The impact due to the reclassification into discontinued operations has not been included.

<Consolidated Statements of Cash Flows >

	For the year ended December 31, 2012
	Reported	Adjustment	Restated
Cash flows from operating activities	(100,987)	(43,050)	(144,037)
Cash flows from investing activities	2,296,184	55,938	2,352,122
Cash flows from financing activities	(2,663,296)	(13,143)	(2,676,439)
Net decrease in cash and cash equivalents	(468,099)	(255)	(468,354)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(171,220)	—	(171,220)
Cash and cash equivalents, end of the period	5,777,804	586	5,778,390

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on or after January 1, 2014.

Amendments to K-IFRS 1039 – Recognition and Measurement

The amendments are mainly focused on permission of continuous use of risk aversion accounting when the Group replaces derivatives contractor from original contractor to central counter party or firm roles as opposite contractor for liquidation effect with central counter party, as new law or regulation introduced. The amendment to K-IFRS 1039 is effective for annual periods beginning on or after January 1, 2014.

Amendments to K-IFRS 1110, 1112 and 1027 – Investment companies

The amendment is an exception of the principle of K-IFRS 1110 – Consolidated Financial Statements that an entity should consolidate all of its subsidiaries that it controls. The key concept of the amendment is that an entity does not consolidate its subsidiary, but measures it at its fair value and recognises the changes in its fair value in profit or loss where the controlling entity meets the definition of the investment entity. And new disclosure policies have applied K-IFRS 1112 – Disclosure of Interest in Other Entities and -IFRS 1027 – Separate Financial Statements. The amendments are effective for the annual period beginning on January 1, 2014.

Amendments to K-IFRS 2121 – Levies

K-IFRS 2121 defines a levy as a payment to a government for which an entity receives no specific goods or services. The interpretation requires that a liability is recognized when the obligating event occurs. The obligating event is the activity that triggers payment of the levy and is typically specified in the legislation that imposes the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014.

There are other amendments, such as the amendments to K-IFRS 1036 relating to recoverable amount disclosures for non-financial assets that are effective from January 1, 2014 with earlier application permitted.

The Group anticipates that the amendments listed above may not have significant impact on the Group’s consolidated financial statements.

3)	Others

a)	Change in the presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid-annual leave and paid-sick leave of which economic substance were short term employee benefits and previously included in other administrative expenses are separately presented as an item of short term employee benefits in administrative expenses. The impact from the reclassification is incorporated in the comparative administrative expenses and compensations for key management of the previous year, however, the impact from the reclassification into discontinued operations, which is explained in detail in Note 47 and 48, has not been included. Such changes in presentation have no impact on net income and net assets of the Group’s consolidated financial statements.

The changes in presentation of consolidated financial statements are as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	376,790	884,216	1,304,517	1,830,698
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	382,571	796,808	1,205,775	1,680,423

	Total	823,336	1,810,057	2,705,589	3,775,729

Restated	Employee benefits	480,872	1,105,754	1,635,633	2,281,693
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	278,489	575,270	874,659	1,229,428

	Total	823,336	1,810,057	2,705,589	3,775,729

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	423,399	911,069	1,346,845	1,832,368
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	410,088	856,973	1,275,315	1,770,284

	Total	905,460	1,910,462	2,835,580	3,887,582

Restated	Employee benefits	536,902	1,154,469	1,712,968	2,326,494
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	296,585	613,573	909,192	1,276,158

	Total	905,460	1,910,462	2,835,580	3,887,582

<Management compensation for related party transaction>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	7,821	14,763	20,391	26,298
Restated	Short term employee benefits	8,564	15,521	22,673	28,084

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	8,102	16,105	20,995	27,074
Restated	Short term employee benefits	8,222	16,417	23,135	30,510

b)	Reclassification of the credit card commission

The Group has reclassified the credit card commission from interest income to fees and commission income in order to facilitate the comparison between the consolidated financial statements. The Group applied this reclassification retrospectively to the comparative periods and restated the statements of comprehensive income for the year ended December 31, 2012. As a result of the reclassification, interest income decreased by 746,064 million Won and fees and commissions income increased by 746,064 million Won for the year ended December 31, 2012. The reclassification has no effect on the net assets and net income of the Group as of December 31, 2012.

c)	Net income for financial assets and financial liabilities designated at FVTPL

The Group has reclassified 329,005 million Won from financial liabilities held for trading to financial liabilities designated at FVTPL in order to facilitate the comparison between financial statements. As a result of the reclassification, loss from financial liabilities designated at FVTPL increased by 34,991 million Won and loss from financial liabilities held for trading decreased by 34,991 million Won as of December 31, 2012. The reclassification has no impact on the net assets and net income of the Group as of December 31, 2012.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of Woori Finance Holdings and its subsidiaries (including SPEs). The Group determines that the Group controls an investee if the Group has all the following: 1) power over the investee, 2) exposure, or rights, to variable returns from its involvement with the investee, 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The Group reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Even though the Group has less than a majority of the voting rights of an investee, it still has the power over the investee if the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Therefore, the Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders,

•	Potential voting rights held by the investor, other vote holders or other parties

•	Rights arising from other contractual arrangements

•	Any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this result in the non-controlling interests has a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the adjusted non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When the assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognises in relation to its interest in a joint operation:

(a) its assets, including its share of any assets held jointly;

(b) its liabilities, including its share of any liabilities incurred jointly;

(c) its revenue from the sale of its share of the output arising from the joint operation;

(d) its share of the revenue from the sale of the output by the joint operation; and

(e) its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognises gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognise its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Fees and commissions income, including investment management fees, credit card fees, guarantee commissions, placement and syndication fees, import/export letters of credit, commissions received on remittance and ATM service fees are recognized when the related services are performed.

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4)	Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Parent company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract.

Financial liabilities designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial instruments are recognised on trade date.

2)	Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortized cost:

All other financial liabilities are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Debt securities (held-for-trading, designated as at FVTPL and AFS) include those issued by governments, municipal bodies and financial institutions as well as corporate bonds and debentures.

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of corporations both listed and unlisted.

Derivatives include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and over-the-counter (“OTC”) currency and equity options, interest rate caps and floors and swaptions).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain premises and equipment such as land and buildings were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Assets (or Disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the non-current asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Group discontinues the use of the equity method at the time of disposal when the disposal results in the Group losing significant influence over the associate or joint venture.

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Disposal group held for distribution to owners

A disposal group is classified as held for distribution to owners when the Group is committed to distribute the disposal group to the owners. For this to be the case the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

When a subsidiary is determined as held for distribution to owners and that will result in the loss of control, all the assets and liabilities of the subsidiary shall be classified as held for distribution to owners regardless of retaining the non-controlling interest of the subsidiary.

The Group measures disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

(19)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(20)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity.

The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(21)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with provision policy.

Amortisation is calculated so as to recognise fees receivable in net income over the period of the guarantee.

(22)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

(23)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

In accordance with Korean Corporate Tax Act, the Parent company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Card Co., Ltd., Woori Asset Management Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Private Equity Co., Ltd., Woori AMC Co., Ltd., Woori Finance Research Institute, Woori FG Savings Bank and Woori Fund Service Co., Ltd. as of December 31, 2013. For all other subsidiaries of the Parent company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(24)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2013.

(1)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2)	Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4)	Provision for credit losses

The Group’s loan impairment provisions are established to recognize incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance and, for loans that are collectively assessed: borrowers’ payment status and observable data about relevant macroeconomic measures.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(5)	Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

(6)	Valuation of disposal group held for distribution to owners.

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described in Note 48. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Loans and receivables:
Korean treasury and government agencies	14,872,194	14,012,805
Banks	21,881,697	30,774,568
Corporates	84,596,916	102,197,640
Consumers	90,561,566	103,290,538

Sub-total	211,912,373	250,275,551

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	9,299	5,582
Debt securities held for trading	2,235,880	20,254,981
Designated at FVTPL	2,676	389,996
Derivative for trading	2,184,431	3,740,313

Sub-total	4,432,286	24,390,872

Available-for-sale (“AFS”) debt securities	12,404,693	13,840,461
Held-to-maturity (“HTM”) securities	12,038,820	18,684,801
Derivative assets (hedging)	131,410	281,069
Off-balance sheet items (*):
Guarantees	22,800,853	23,735,411
Loan commitments	90,728,033	91,362,821

Sub-total	113,528,886	115,098,232

Total	354,448,468	422,570,986

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2013
	Korea	USA	UK	Japan	China	Others (*1)	Total
Loans and receivables	203,301,096	1,828,229	547,221	457,539	2,441,585	3,336,703	211,912,373
Financial assets at FVTPL	4,422,338	—	9,381	2	565	—	4,432,286
AFS debt securities	12,176,165	96,030	—	—	34,051	98,447	12,404,693
HTM securities	12,016,036	10,048	—	—	—	12,736	12,038,820
Derivative assets (hedging)	131,410	—	—	—	—	—	131,410
Off-balance sheet items (*2)	111,146,808	82,389	9,952	27,864	581,961	1,679,912	113,528,886

Total	343,193,853	2,016,696	566,554	485,405	3,058,162	5,127,798	354,448,468

	December 31, 2012
	Korea	USA	UK	Japan	China	Others (*1)	Total
Loans and receivables	242,328,577	1,552,406	513,250	433,395	2,294,595	3,153,328	250,275,551
Financial assets at FVTPL	24,233,027	—	6,139	—	116,332	35,374	24,390,872
AFS debt securities	13,639,796	100,130	—	—	34,999	65,536	13,840,461
HTM securities	18,648,308	1,195	—	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items (*2)	112,195,944	195,538	82,999	64,939	672,075	1,886,737	115,098,232

Total	411,326,721	1,849,269	602,388	498,334	3,118,001	5,176,273	422,570,986

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	43,027,515	36,041,492	36,069,888	5,623,901	84,046,353	7,103,224	211,912,373
Financial assets at FVTPL	104,057	191,704	2,857,233	41,036	—	1,238,256	4,432,286
AFS debt securities	721,369	20,272	7,955,483	51,389	—	3,656,180	12,404,693
HTM securities	1,217,386	—	5,175,848	498,025	—	5,147,561	12,038,820
Derivative assets (hedging)	—	—	131,410	—	—	—	131,410
Off-balance sheet items (*)	16,896,597	37,487,291	11,046,293	5,644,958	26,388,435	16,065,312	113,528,886

Total	61,966,924	73,740,759	63,236,155	11,859,309	110,434,788	33,210,533	354,448,468

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,348,165	7,260,186	89,885,431	12,297,633	250,275,551
Financial assets at FVTPL	1,946,609	1,623,040	15,110,008	278,543	2,936	5,429,736	24,390,872
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items (*)	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,991,139	77,349,281	101,143,781	14,792,379	117,163,373	39,131,033	422,570,986

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,869,648	21,921,676	49,104,458	28,001,139	5,504,083	82,609,680	88,953,950	208,354,954
Loans and receivables overdue but not impaired	7,283	1,308	168,958	177,461	—	346,419	1,332,874	1,687,884
Impaired loans and receivables (*)	16	—	3,316,464	720,569	716,515	4,753,548	763,603	5,517,167

Gross loans and receivables	14,876,947	21,922,984	52,589,880	28,899,169	6,220,598	87,709,647	91,050,427	215,560,005

Allowance for credit losses	4,753	41,287	2,172,271	644,967	295,493	3,112,731	488,861	3,647,632

Total, net	14,872,194	21,881,697	50,417,609	28,254,202	5,925,105	84,596,916	90,561,566	211,912,373

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,325	30,801,803	59,372,944	32,445,078	6,816,233	98,634,255	101,265,267	244,717,650
Loans and receivables overdue but not impaired	16	—	118,806	189,585	5,532	313,923	1,346,131	1,660,070
Impaired loans and receivables (*)	27	1,319	3,683,933	1,528,443	1,280,911	6,493,287	1,274,775	7,769,408

Gross loans and receivables	14,016,368	30,803,122	63,175,683	34,163,106	8,102,676	105,441,465	103,886,173	254,147,128

Allowance for credit losses	3,563	28,554	2,027,792	725,169	490,864	3,243,825	595,635	3,871,577

Total, net	14,012,805	30,774,568	61,147,891	33,437,937	7,611,812	102,197,640	103,290,538	250,275,551

(*)	With regards to the criteria for the classification as impaired loans, the individually significant loans to the borrowers that are classified as precautionary under the Asset Quality Classification established by Korea Financial Supervisory Service, where a state of complete capital erosion or a disqualified opinion or a disclaimer of opinion on their financial statements has occurred, are newly classified to impaired loans. Impaired loans as of December 31, 2012 were restated retrospectively to reflect this change in the classification as impaired loans.

a)	Credit quality of loans and receivables

The Group manages its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,864,038	21,879,940	35,057,014	9,311,697	3,992,583	48,361,294	83,676,603	168,781,875
Lower grade (*2)	890	454	13,399,524	18,376,965	1,440,708	33,217,197	5,089,040	38,307,581

Total	14,864,928	21,880,394	48,456,538	27,688,662	5,433,291	81,578,491	88,765,643	207,089,456

Value of collateral	4,223	424,930	17,144,365	21,997,841	2,491,742	41,633,948	69,353,323	111,416,424

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,008,849	30,753,299	37,521,851	9,324,731	4,597,785	51,444,367	93,542,297	189,748,812
Lower grade (*2)	3,939	21,064	21,267,982	22,780,984	2,123,305	46,172,271	7,476,802	53,674,076

Total	14,012,788	30,774,363	58,789,833	32,105,715	6,721,090	97,616,638	101,019,099	243,422,888

Value of collateral	18,872	761,959	25,004,332	24,497,810	2,038,814	51,540,956	82,302,894	134,624,681

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,265,498 million Won and 1,294,762 million Won as of December 31, 2013 and 2012, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2013
	Korean		Corporates
Past due	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	7,260	1,304	148,791	151,278	—	300,069	1,125,652	1,434,285
30 to 60 days	7	—	7,619	12,268	—	19,887	80,271	100,165
60 to 90 days	—	—	9,871	1,534	—	11,405	52,384	63,789

Total	7,267	1,304	166,281	165,080	—	331,361	1,258,307	1,598,239

Value of collateral (*)	—	—	61,370	144,242	—	205,612	965,941	1,171,553

	December 31, 2012
	Korean		Corporates
Past due	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	16	—	103,522	126,840	5,230	235,592	1,037,018	1,272,626
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,409	85,880

Total	16	—	117,700	174,033	5,482	297,215	1,261,756	1,558,987

Value of collateral (*)	—	—	20,739	141,011	3,346	165,096	958,049	1,123,145

(*)	The collateral value held is the recoverable amount used when calculating provision for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 89,645 million Won and 101,083 million Won as of December 31, 2013 and 2012, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	December 31, 2013
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,794,791	400,459	491,815	2,687,065	537,613	3,224,678
Value of collateral (*)	—	—	1,275,724	458,426	91,000	1,825,150	502,797	2,327,947

	December 31, 2012
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	204	2,240,358	1,158,189	885,240	4,283,787	1,009,685	5,293,676
Value of collateral (*)	—	—	1,573,901	546,476	178,204	2,298,581	399,380	2,697,961

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 2,292,489 million Won and 2,475,732 million Won as of December 31, 2013 and 2012, respectively, are deducted from the impaired loans and receivables above.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,484,997	—	10,402,289	12,005,952	23,893,238
AA- ~ AA+	638,393	—	961,637	17,540	1,617,570
BBB- ~ A+	112,490	2,676	1,032,555	15,328	1,163,049
Below BBB-	—	—	8,212	—	8,212
Default grade	—	—	—	—	—

Total	2,235,880	2,676	12,404,693	12,038,820	26,682,069

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	8,254,187	—	2,311,267	1,472,656	12,038,110
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	20,254,981	389,996	13,840,461	18,684,801	53,170,239

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2013 and 2012, respectively, and the VaR as of December 31, 2013 and 2012, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31,	For the year ended December 31, 2013			As of December 31,	For the year ended December 31, 2012
	2013	Average	Maximum	Minimum	2012	Average	Maximum	Minimum
Interest rate	(4,494)	(5,458)	(8,314)	(2,861)	(4,294)	(7,926)	(12,277)	(2,942)
Stock price	(2,598)	(3,462)	(7,863)	(1,211)	(2,458)	(4,896)	(8,095)	(2,027)
Foreign currencies	(4,681)	(2,573)	(7,063)	(1,046)	(2,006)	(2,460)	(5,314)	(1,572)
Commodity price	(236)	(104)	(296)	(11)	(48)	(163)	(643)	(3)

Total	(4,077)	(5,993)	(11,537)	(3,594)	(4,753)	(8,618)	(12,862)	(4,567)

b)	Non-trading activities

The NII and NPV are calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2013		December 31, 2012
	NII	NPV	NII	NPV
Base case	4,318,603	19,891,571	5,385,170	18,817,708
Base case (Prepay)	4,326,237	19,797,345	5,391,840	18,033,259
IR 100bp up	4,649,765	19,592,890	5,653,172	18,439,944
IR 100bp down	3,999,501	20,196,634	5,122,010	19,230,819
IR 200bp up	4,980,926	19,303,086	5,921,200	18,094,995
IR 200bp down	3,660,083	20,505,801	4,837,398	19,683,985
IR 300bp up	5,312,085	19,023,229	6,189,226	17,779,613
IR 300bp down	3,078,248	20,814,596	4,429,496	20,183,435

The EaR and VaR are calculated based on the BIS Framework of the Parent company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

December 31, 2013 (*)		December 31, 2012
EaR	VaR	EaR	VaR
216,894	(122,111)	(59,723)	(57,410)

(*)	The amounts are due to the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	230,510,941	123,186,070	30,432,033	6,240,458	6,574,447	39,368,089	24,709,844
AFS financial assets	15,850,016	3,864,020	2,393,116	1,996,313	1,787,193	5,238,514	570,860
HTM financial assets	12,880,948	1,517,385	819,001	902,301	651,094	8,867,128	124,039

Total	259,241,905	128,567,475	33,644,150	9,139,072	9,012,734	53,473,731	25,404,743

Liability:
Deposits due to customers	176,552,076	86,844,984	23,433,437	18,633,703	21,553,076	25,987,995	98,881
Borrowings	18,430,554	11,852,791	1,330,879	858,290	969,707	2,790,961	627,926
Debentures	23,690,713	3,027,115	2,381,803	2,367,059	1,775,147	10,284,954	3,854,635

Total	218,673,343	101,724,890	27,146,119	21,859,052	24,297,930	39,063,910	4,581,442

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	250,396,445	146,059,995	33,517,048	8,728,299	9,183,141	31,936,840	20,971,122
AFS financial assets	16,978,416	2,597,202	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,594,759	151,444,636	37,071,901	12,606,373	13,419,520	51,016,702	22,035,627

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,279,480	23,344,558	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,121,668	132,069,300	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,466	23,708,073	171,352	1,721,503	14,923	2,597,962	928	1,351,360	2,004,478	31,383,376
Financial assets at FVTPL	233	245,407	203	2,039	1	87	—	721	13	248,267
AFS financial assets	186	196,293	359	3,604	197	34,249	10	14,546	72,705	321,397
HTM financial assets	10	10,048	—	—	—	—	—	—	12,737	22,785

Total	22,895	24,159,821	171,914	1,727,146	15,121	2,632,298	938	1,366,627	2,089,933	31,975,825

(Continued)

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	244,697	1,136	11,409	—	6	1	1,318	781	258,211
Deposits due to customer	7,587	8,006,774	92,928	933,611	12,644	2,201,223	215	313,102	809,911	12,264,621
Borrowings	6,425	6,778,743	52,168	524,112	172	29,979	195	283,554	101,696	7,718,084
Debentures	3,855	4,068,688	49,977	502,095	—	—	—	—	649,383	5,220,166
Other financial liabilities	3,974	4,193,863	10,308	103,560	366	63,632	181	262,895	111,756	4,735,706

Total	22,073	23,292,765	206,517	2,074,787	13,182	2,294,840	592	860,869	1,673,527	30,196,788

Off-balance sheet items	11,267	11,889,690	53,321	535,690	2,425	422,086	813	1,183,515	650,043	14,681,024

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	581,286	346,961	3,340	3,340	3,035	205,120	19,490
Deposits due to customers	180,131,227	103,866,802	19,472,528	15,979,827	30,414,045	6,750,974	3,647,051
Borrowings	18,784,649	10,435,356	2,431,265	1,030,024	1,023,257	3,238,167	626,580
Debentures	24,050,755	2,502,459	2,580,470	2,582,639	1,897,653	10,602,113	3,885,421
Other financial liabilities	15,402,545	12,279,832	30,797	6,873	6,508	30,363	3,048,172

Total	238,950,462	129,431,410	24,518,400	19,602,703	33,344,498	20,826,737	11,226,714

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,667,346	1,412,973	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	211,497,328	122,674,483	26,567,208	18,458,350	34,941,662	5,926,613	2,929,012
Borrowings	34,620,082	21,516,560	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,440	34,577	190,800	5,022,162

Total	307,606,556	164,475,851	33,377,423	22,022,065	39,969,539	35,170,681	12,590,997

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	581,286	346,961	3,340	3,340	3,035	205,120	19,490
Deposits due to customers	179,425,749	116,221,395	22,274,753	15,048,483	17,584,271	5,126,753	3,170,094
Borrowings	18,784,649	10,435,358	2,431,263	1,030,024	1,023,257	3,238,167	626,580
Debentures	24,050,755	2,502,461	2,580,469	2,582,639	1,897,652	10,602,113	3,885,421
Other financial liabilities	15,402,545	12,279,832	30,797	6,873	6,508	30,363	3,048,172

Total	238,244,984	141,786,007	27,320,622	18,671,359	20,514,723	19,202,516	10,749,757

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,667,346	1,412,973	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,712,528	136,181,683	29,771,099	17,049,237	20,558,186	4,832,444	2,319,879
Borrowings	34,620,082	21,516,660	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,439	34,577	190,800	5,022,163

Total	306,821,756	177,981,985	36,582,393	20,612,938	25,586,063	34,076,512	11,981,865

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
December 31, 2013	2,105,548	2,098,291	2,805	4,409	43	—	—
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2013 (*)	December 31, 2012
Guarantees	22,800,853	23,735,411
Loan commitments	90,728,033	91,362,821

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

According to the financial holding company regulations, the Group is required to meet the following new minimum requirements: 3.5% Common Equity Tier 1 ratio, 4.5% Tier 1 capital ratio and 8.0% total capital ratio at the end of 2013.

December 31, 2013
Tier 1 capital	14,854,795
Other Tier 1 capital	5,454,378
Tier 2 capital	5,829,593
Total risk-adjusted capital	26,138,766
Risk-weighted assets for credit risk	179,490,418
Risk-weighted assets for market risk	6,574,975
Risk-weighted assets for operational risk	14,912,450
Total risk-weighted assets	200,977,843
Common Equity Tier 1 ratio	7.39%
Tier 1 capital ratio	10.11%
Total capital ratio	13.01%

December 31, 2012 (*2)
Tier 1 capital	19,384,790
Tier 2 capital	7,727,332
Total risk-adjusted capital (*1)	26,989,716
Risk-weighted assets for credit risk	204,751,747
Risk-weighted assets for market risk	5,645,475
Total risk-weighted assets	210,397,222
Tier 1 capital ratio	9.21%
Tier 2 capital ratio	3.67%
Total risk-based capital ratio	12.83%

(*1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from total risk-adjusted capital pursuant to the guidelines of the Financial Supervisory Service.
(*2)	The Group calculated capital adequacy ratio according to BASEL I as of December 31, 2012.

5.	Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary information is prepared per types of customers and the secondary one is set per legal entities. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for consumer, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, etc. of subsidiaries, Woori Bank and Woori Investment & Securities;

•	Capital market: Fund management, investment securities and derivatives business, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Parent company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	90,068,195	115,503,820	7,110,904	47,626,383	104,596,827	364,906,129	(24,215,747)	340,690,382
Liabilities	61,887,245	159,086,793	109,106	40,308,198	56,850,448	318,241,790	(428,177)	317,813,613

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	93,555,908	351,931,334	(24,829,520)	327,101,814
Liabilities	57,101,949	150,281,465	250,945	47,176,210	51,356,339	306,166,908	(2,098,170)	304,068,738

	For the year ended December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Discontinued operation	Continued operation
Net Interest income	2,031,347	2,618,838	19,597	347,093	805,245	5,822,120	393,020	1,723,118	4,492,022
Interest income	3,993,145	4,988,572	260,598	910,302	2,615,171	12,767,788	70,096	3,344,501	9,493,383
Interest expense	1,973,062	2,838,854	717	419,587	1,711,042	6,943,262	(320,518)	1,621,383	5,001,361
Inter-segment	11,264	469,120	(240,284)	(143,622)	(98,884)	(2,406)	2,406	—	—
Net non-interest income	733,732	537,868	128,763	(152,297)	895,541	2,143,607	(882,355)	388,793	872,459
Non-interest income	1,035,226	765,792	483,836	7,283,523	4,515,436	14,083,813	(325,366)	3,921,292	9,837,155
Non-interest expense	326,698	261,481	346,456	7,420,970	3,584,601	11,940,206	556,989	3,532,499	8,964,696
Inter-segment	25,204	33,557	(8,617)	(14,850)	(35,294)	—	—	—	—
Other expense	2,537,554	2,783,192	195,638	120,211	1,306,628	6,943,223	(209,892)	1,608,417	5,124,914
Administrative expense	2,379,244	1,074,963	57,148	98,314	799,233	4,408,902	(372,258)	1,134,473	2,902,171
Impairment losses on credit loss and others	158,310	1,708,229	138,490	21,897	507,395	2,534,321	162,366	473,944	2,222,743
Operating income	227,525	373,514	(47,278)	74,585	394,158	1,022,504	(279,443)	503,494	239,567
Non-operating income	(17,610)	(12,948)	38,463	34,429	478,718	521,052	(1,354,892)	(881,940)	48,100
Net income before income tax expense	209,915	360,566	(8,815)	109,014	872,876	1,543,556	(1,634,335)	(378,446)	287,667
Income tax expense	42,524	38,845	(1,878)	30,103	679,718	789,312	(166,656)	587,560	35,096
Net income	167,391	321,721	(6,937)	78,911	193,158	754,244	(1,467,679)	(966,006)	252,571

	For the year ended December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Discontinued operation	Continued operation
Net Interest income	2,635,188	3,045,132	8,566	371,289	637,698	6,697,873	(153,534)	1,696,439	4,847,900
Interest income	4,879,101	5,902,176	350,778	1,244,336	2,450,071	14,826,462	(497,424)	3,437,797	10,891,241
Interest expense	2,234,739	3,401,065	74	638,253	1,854,458	8,128,589	(343,890)	1,741,358	6,043,341
Inter-segment	(9,174)	544,021	(342,138)	(234,794)	42,085	—	—	—	—
Net non-interest income	593,715	554,484	150,786	(85,267)	1,401,520	2,615,238	(805,802)	484,774	1,324,662
Non-interest income	1,183,135	1,223,026	420,563	7,405,324	4,285,897	14,517,945	(348,843)	3,463,226	10,705,876
Non-interest expense	571,879	689,196	274,930	7,511,260	2,855,442	11,902,707	456,959	2,978,452	9,381,214
Inter-segment	(17,541)	20,654	5,153	20,669	(28,935)	—	—	—	—
Other expense	2,563,046	2,627,846	147,670	191,269	1,003,379	6,533,210	(476,011)	1,434,144	4,623,055
Administrative expense	2,408,527	1,032,816	62,844	110,445	641,736	4,256,368	(368,786)	1,098,296	2,789,286
Impairment losses on credit loss and others	154,519	1,595,030	84,826	80,824	361,643	2,276,842	(107,225)	335,848	1,833,769
Operating income	665,857	971,770	11,682	94,753	1,035,839	2,779,901	(483,325)	747,069	1,549,507
Non-operating income	(21,535)	(4,297)	24,355	139	50,527	49,189	10,568	(28,656)	88,413
Net income before income tax expense	644,322	967,473	36,037	94,892	1,086,366	2,829,090	(472,757)	718,413	1,637,920
Income tax expense	152,643	224,225	8,405	20,395	179,312	584,980	(76,326)	151,814	356,840
Net income	491,679	743,248	27,632	74,497	907,054	2,244,110	(396,431)	566,599	1,281,080

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others. The reportable segments are classified based on the independent legal entity. As explained in detail in the Note 47 and 48, the segment reporting by legal entity has been prepared for continuing operations and discontinued operations respectively in order to present the impact from the reclassification under K-IFRS 1105.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Parent company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	December 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	249,984,771	31,714,227	18,872,965	29,981,804	30,472,470	361,026,237	(20,335,855)	340,690,382
Liabilities	231,634,440	29,453,944	17,428,695	26,534,352	14,536,168	319,587,599	(1,773,986)	317,813,613

(Unit: Korean Won in millions)

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	248,546,643	28,945,769	18,626,090	24,848,800	27,349,184	348,316,486	(21,214,672)	327,101,814
Liabilities	229,951,702	26,976,680	17,309,578	21,395,292	11,768,454	307,401,706	(3,332,968)	304,068,738

	December 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Discontinued operation	Continued operation
Net interest income,	4,419,876	651,197	415,478	380,833	287,240	6,154,624	60,516	1,723,118	4,492,022
Interest income	9,130,332	1,323,563	832,226	727,658	798,613	12,812,392	25,492	3,344,501	9,493,383
Interest expense	4,710,456	672,366	416,748	346,825	511,373	6,657,768	(35,024)	1,621,383	5,001,361
Net non-interest income,	754,954	57,798	23,987	222,458	724,654	1,783,851	(522,599)	388,793	872,459
Non-interest income	9,128,993	370,007	171,805	3,292,152	1,404,358	14,367,315	(608,868)	3,921,292	9,837,155
Non-interest expense	8,374,039	312,209	147,818	3,069,694	679,704	12,583,464	(86,269)	3,532,499	8,964,696
Other expense	4,710,399	549,022	357,772	542,462	842,073	7,001,728	(268,397)	1,608,417	5,124,914
Administrative expense	2,679,026	327,721	245,742	527,873	552,975	4,333,337	(296,693)	1,134,473	2,902,171
Impairment losses on credit loss and others	2,031,373	221,301	112,030	14,589	289,098	2,668,391	28,296	473,944	2,222,743
Operating income	464,431	159,973	81,693	60,829	169,821	936,747	(193,686)	503,494	239,567
Non-operating income	53,396	(7,871)	(8,365)	3,645	(344,267)	(303,462)	(530,378)	(881,940)	48,100
Net income before income tax expense	517,827	152,102	73,328	64,474	(174,446)	633,285	(724,064)	(378,446)	287,667
Income tax expense	81,030	21,921	12,298	16,380	411,586	543,215	79,441	587,560	35,096
Net income	436,797	130,181	61,030	48,094	(586,032)	90,070	(803,505)	(966,006)	252,571

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Discontinued operation	Continued operation
Net interest income,	4,975,625	645,273	448,909	386,662	76,885	6,533,354	10,985	1,696,439	4,847,900
Interest income	10,829,053	1,349,661	936,014	718,285	565,983	14,398,996	(69,958)	3,437,797	10,891,241
Interest expense	5,853,428	704,388	487,105	331,623	489,098	7,865,642	(80,943)	1,741,358	6,043,341
Net non-interest income,	1,280,388	28,020	48,468	333,711	992,405	2,682,992	(873,556)	484,774	1,324,662
Non-interest income	10,559,649	417,107	208,954	2,777,208	1,219,467	15,182,385	(1,013,283)	3,463,226	10,705,876
Non-interest expense	9,279,261	389,087	160,486	2,443,497	227,062	12,499,393	(139,727)	2,978,452	9,381,214
Other expense	4,491,933	434,484	312,577	546,868	591,767	6,377,629	(320,430)	1,434,144	4,623,055
Administrative expense	2,663,225	292,731	230,046	540,544	469,184	4,195,730	(308,148)	1,098,296	2,789,286
Impairment losses on credit loss and others	1,828,708	141,753	82,531	6,324	122,583	2,181,899	(12,282)	335,848	1,833,769
Operating income	1,764,080	238,809	184,800	173,505	477,523	2,838,717	(542,141)	747,069	1,549,507
Non-operating income	74,341	(11,211)	(7,031)	(18,248)	22,140	59,991	(234)	(28,656)	88,413
Net income before income tax expense	1,838,421	227,598	177,769	155,257	499,663	2,898,708	(542,375)	718,413	1,637,920
Income tax expense	341,504	46,882	40,928	33,586	34,044	496,944	11,710	151,814	356,840
Net income	1,496,917	180,716	136,841	121,671	465,619	2,401,764	(554,085)	566,599	1,281,080

(3)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the year ended December 31, 2013 and 2012 amounted to 25,698,177 million Won and 27,905,486 million Won, respectively, and revenue from the foreign customers amounted to 898,154 million Won and 592,654 million Won, respectively (including the profit and losses that are reclassified to the discontinued operations). Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2013 and 2012 are 3,730,455million Won and 5,112,439 million Won, respectively, and foreign subsidiaries are 33,102 million Won and 36,126 million Won, respectively.

6.	Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2012
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	783,806	826,292	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	7,665	10,176	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	9,581,701	10,001,184	Reserve deposits
Korea Exchange	501	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	250,140	319,345	Regulation on supervision of securities business
Samsung Security and others	179,609	47,592	Margins
Shinhan Bank and others	80	55	Deposits for opening account, etc.
Others	703,632	485,010	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	723,153	484,261	Reserve deposits
Central Bank of Bangladesh, etc.,	586,958	426,429	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	16,352	17,905	Installation deposits of financial institution, etc.
Barclays, etc.	128,975	59,412	Derivative transaction collateral provider, etc.

Sub-total	12,171,101	11,841,944

Total	12,962,572	12,678,412

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

7.	Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Deposits:
Reserve for claims of customers deposits	—	826,292
Deposits indexed to gold prices	9,299	5,582

Sub-total	9,299	831,874

Securities:
Debt securities
Korean treasury and government agencies	574,016	2,405,378
Financial institutions	1,019,008	4,377,777
Corporates	409,272	5,997,825
CP	—	3,161,090
Equity securities	196,072	706,306
Beneficiary certificates	166,623	755,208
CMA securities	200,500	1,936,507
Others	33,084	2,376,404

Sub-total	2,598,575	21,716,495

Derivatives instruments assets:
Interest rate derivatives	1,007,634	1,820,628
Currency derivatives	1,118,928	1,564,671
Equity derivatives	55,105	309,081
Credit derivatives	—	28,133
Commodity derivatives	2,764	17,800

Sub-total	2,184,431	3,740,313

Total	4,792,305	26,288,682

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Equity-linked securities	—	651,309
Asset-backed securities	—	384,691
Debt securities	2,676	5,305
Equity securities	11,216	11,758
Structured deposit	—	10,471

Total	13,892	1,063,534

8.	AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,689,786	6,168	(15,105)	2,680,849
Financial institutions	6,508,988	4,376	(1,296)	6,512,068
Corporates	2,426,565	11,902	(4,806)	2,433,661
Asset-backed securities	291,498	6,807	(25,291)	273,014
Foreign currency bonds	230,210	129	(752)	229,587
Sub-Total	12,147,047	29,382	(47,250)	12,129,179
Equity securities	1,379,514	272,288	(36,327)	1,615,475
Beneficiary certificates	3,007,653	59,966	(2,339)	3,065,280
Others	275,260	432	(178)	275,514

Total	16,809,474	362,068	(86,094)	17,085,448

	December 31, 2012
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,659,543	24,626	(2,863)	2,681,306
Financial institutions	6,031,959	18,864	(1,358)	6,049,465
Corporates	4,288,897	47,964	(15,461)	4,321,400
Asset-backed securities	400,602	2,416	(19,809)	383,209
Foreign currency bonds	212,594	516	(215)	212,895
Sub-Total	13,593,595	94,386	(39,706)	13,648,275
Equity securities	1,692,124	525,068	(32,386)	2,184,806
Beneficiary certificates	2,841,752	15,001	(3,273)	2,853,480
Others	203,588	—	(1,226)	202,362

Total	18,331,059	634,455	(76,591)	18,888,923

9.	HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,728,909	58,237	(16,900)	4,770,246
Financial institutions	2,155,965	8,013	(593)	2,163,385
Corporates	5,131,162	65,108	(6,361)	5,189,909
Foreign currency bonds	22,784	—	—	22,784

Total	12,038,820	131,358	(23,854)	12,146,324

	December 31, 2012
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	7,664,773	175,905	(5,868)	7,834,810
Financial institutions	3,620,821	24,789	(311)	3,645,299
Corporates	7,351,726	136,496	(3,270)	7,484,952
Foreign currency bonds	36,493	—	—	36,493
Securities loaned	10,988	24	—	11,012

Total	18,684,801	337,214	(9,449)	19,012,566

10.	Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Due from banks	10,212,112	14,382,064
Allowance for credit losses	(3,995)	(6,675)
Loans	194,036,383	221,261,656
Allowance for credit losses	(3,337,173)	(3,565,366)
Other receivables	11,311,510	18,503,408
Allowance for credit losses	(306,464)	(299,536)

Total	211,912,373	250,275,551

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Due from banks in local currency:
Due from the Bank of Korea	8,304,869	10,001,184
Due from depository banks	4,127	1,905,843
Due from non-depository	22,418	499,536
Due from the Korea Exchange	880	393,308
Others	18,744	24,980
Allowance for credit losses	(1,978)	(4,854)

Sub-total	8,349,060	12,819,997

Due from banks in foreign currencies:
Due from banks on demand	920,713	648,940
Due from banks on time	439,595	470,316
Others	500,766	437,957
Allowance for credit losses	(2,017)	(1,821)

Sub-total	1,859,057	1,555,392

Total	10,208,117	14,375,389

(3)	Loans are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Loans in local currency	156,027,788	178,386,859
Loans in foreign currencies	9,996,738	10,454,463
Domestic banker’s letter of credit	4,958,522	5,240,805
Credit card accounts	4,205,707	4,500,687
Bills bought in foreign currencies	4,234,937	4,662,700
Bills bought in local currency	186,159	887,965
Factoring receivables	176,449	187,421
Advances for customers on guarantees	54,645	128,394
Privately placed bonds	485,174	1,448,175
Loans to be converted to equity securities	498	1,723
Finance leases	—	639,729
Loans for installment	—	1,811,214
Securitized loans	310,748	1,585,005
Loans secured by securities	—	1,231,035
Call loans	8,092,405	5,377,763
Bonds purchased under resale agreements	4,980,889	4,414,395
Others	325,724	303,323
Allowance for credit losses	(3,337,173)	(3,565,366)

Total	190,699,210	217,696,290

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
CMA accounts	107,100	3,920
Receivables	8,397,838	14,322,051
Accrued income	892,135	1,543,370
Telex and telephone subscription rights and refundable deposits	1,045,064	1,307,725
Other debtors	869,373	1,326,342
Allowance for credit losses	(306,464)	(299,536)

Total	11,005,046	18,203,872

(5)	Changes in allowance for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision	(238,400)	(2,178,951)	(137,174)	(68,288)	(2,622,813)
Recoveries of written-off loans	(41,847)	(168,799)	(25,836)	891	(235,591)
Charge-off	179,911	1,625,220	172,257	2,034	1,979,422
Sales of loans and receivables	8,038	152,792	14	147	160,991
Unwinding effect	21,200	140,863	530	499	163,092
Classified into disposal group held for sale	74,896	92,503	—	40,178	207,577
Classified into disposal group held for distribution to owners	10,531	467,581	12,071	7,686	497,869
Others	16,935	60,093	296	(3,926)	73,398

Ending balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,638)	(4,038,222)
Net provision	(241,958)	(1,712,347)	(151,565)	(26,416)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)

11.	The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 – fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2 – fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 – fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	783,806	—	783,806	783,806	—	—
Deposits indexed to gold prices	9,299	—	—	9,299	—	—	9,299
Debt securities
Korean treasury and government agencies	1,590,218	498,008	—	2,088,226	1,477,214	36,996	574,016
Financial institutions	—	5,348,483	—	5,348,483	4,220,271	109,204	1,019,008
Corporates	—	6,879,423	—	6,879,423	6,406,303	63,848	409,272
CP	—	126,638	—	126,638	104,101	22,537	—
Equity securities	798,102	92,559	—	890,661	684,525	10,064	196,072
Beneficiary certificates	1,259,784	64,909	—	1,324,693	1,148,471	9,599	166,623
CMA securities	—	200,500	—	200,500	—	—	200,500
Others	2,084,811	3,086,527	6,185	5,177,523	5,144,439	—	33,084
Derivatives instruments assets
Interest rate derivatives	—	1,091,980	61,420	1,153,400	145,464	302	1,007,634
Currency derivatives	—	1,217,958	9,905	1,227,863	70,615	38,320	1,118,928
Equity derivatives	5,206	113,204	221,090	339,500	284,154	241	55,105
Credit derivatives	—	12,050	17,220	29,270	29,270	—	—
Commodity derivatives	2,950	2,886	12,755	18,591	15,827	—	2,764

Financial assets designed at FVTPL
Equity-linked securities	—	149,185	408,120	557,305	525,855	31,450	—
Asset-backed securities	—	332,404	—	332,404	—	332,404	—
Debt securities	—	—	2,676	2,676	—	—	2,676
Equity securities	637	—	10,579	11,216	—	—	11,216
Beneficiary certificates	—	61,696	—	61,696	61,696	—	—

AFS financial assets
Debt securities
Korean treasury and government agencies	3,179,979	408,115	—	3,588,094	210,316	696,929	2,680,849
Financial institutions	—	6,948,904	—	6,948,904	196,959	239,877	6,512,068
Corporates	—	4,234,302	7,362	4,241,664	100,962	1,707,041	2,433,661
Asset-backed securities	—	273,014	—	273,014	—	—	273,014
Foreign currency bonds	4,672	230,541	1,688	236,901	—	7,314	229,587
Equity securities	481,878	33,644	1,843,889	2,359,411	441,039	302,897	1,615,475
Beneficiary certificates	—	2,742,061	562,941	3,305,002	56,040	183,682	3,065,280
Others	309,980	80,667	102,914	493,561	97,830	120,217	275,514

Derivative assets	—	142,689	—	142,689	11,279	—	131,410

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	9,254	—	—	9,254	—	—	9,254
Borrowings
Warrants in short position	1,563	—	—	1,563	1,563	—	—
Securities in short position	1,114,424	—	—	1,114,424	1,114,424	—	—
Derivative liabilities
Interest rate derivatives	—	1,167,279	43,193	1,210,472	176,290	258	1,033,924
Currency derivatives	—	1,118,142	106	1,118,248	48,013	31,386	1,038,849
Equity derivatives	4,961	225,357	104,708	335,026	314,346	318	20,362
Credit derivatives	—	1,028	6,441	7,469	7,469	—	—
Commodity derivatives	615	3,032	98,971	102,618	99,706	—	2,912
Financial liabilities designated at FVTPL
Borrowings	—	2,897,882	5,587,261	8,485,143	8,266,355	—	218,788
Debentures	—	183,159	—	183,159	—	—	183,159

Derivative liabilities	—	19,962	—	19,962	2,257	15,920	1,785

	December 31, 2012
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Deposits indexed to gold prices	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,951,591	453,787	—	2,405,378
Financial institutions	—	4,377,777	—	4,377,777
Corporates	—	5,997,825	—	5,997,825
CP	—	3,161,090	—	3,161,090
Equity securities	706,306	—	—	706,306
Beneficiary certificates	664,533	90,675	—	755,208
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,271,404	—	2,376,404
Derivatives instruments assets
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800

Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposit	—	10,471	—	10,471

AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,466,899	386,581	2,853,480
Others	20,413	51,704	130,245	202,362

Derivative assets	—	281,069	—	281,069

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Equity derivatives	1,492	—	79,038	80,530
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186

Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,797,434	6,462,000
Debentures	—	315,454	—	315,454

Derivative liabilities	—	38,000	—	38,000

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognises transfers between the Levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2013 and 2012, that are amounting to 197,350 million Won and 234,161 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market Risk Premium, Beta

Derivatives Product

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
		Credit risk-adjusted rate	0% ~ 100%
Derivatives liabilities	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
Equity-linked securities and derivative-linked securities	Monte Carlo Simulation and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
Equity Securities	External valuation price and others	Expected growth rate and others	0% ~ 1%

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2013 (*4)
Financial assets:
Financial assets held for trading
Others	—	(2,241)	—	—	(11,940)	20,366	6,185
Derivatives instruments assets
Interest rate derivatives	55,547	(14,340)	—	—	(5,014)	25,227	61,420
Currency derivatives	428	(120)	—	90	20	9,487	9,905
Equity derivatives	216,622	118,292	—	32,208	(146,032)	—	221,090
Credit derivatives	18,145	15,175	—	—	(16,100)	—	17,220
Commodity derivatives	10,275	8,800	—	(1,085)	(5,235)	—	12,755

Financial assets designed at FVTPL
Equity-linked securities	593,129	43,372	—	285,796	(514,177)	—	408,120
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	73	—	—	(2,702)	—	2,676
Equity securities	11,121	840	—	1,912	(3,294)	—	10,579

AFS financial assets
Debt securities
Corporates	12,019	(7,684)	3,027	—	—	—	7,362
Foreign currency bonds	1,714	(26)	—	—	—	—	1,688
Equity securities (*2)(*3)	1,916,779	(70,057)	(17,104)	253,824	(131,815)	(107,738)	1,843,889
Beneficiary certificates (*2)	386,581	(17,115)	18,113	115,498	(54,531)	114,395	562,941
Others (*2)	130,245	(4,821)	1,577	4,666	(3,253)	(25,500)	102,914

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	55,788	(12,489)	—	64	(4,823)	4,653	43,193
Currency derivatives	—	(726)	—	277	555	—	106
Equity derivatives	79,038	41,173	—	7,703	(23,206)	—	104,708
Credit derivatives	16,281	(6,570)	—	—	(3,270)	—	6,441
Commodity derivatives	8,141	76,182	—	25,763	(11,115)	—	98,971

Financial liabilities designated at FVTPL
Borrowings	4,797,434	227,218	—	4,758,507	(4,195,898)	—	5,587,261

(*1)	The loss amounting to 117,855 million Won, which is from financial assets and liabilities that the Group holds as at the end of the year, has been recognised in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.

(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognizes transfers between levels at the end of reporting period within which events or conditions change.
(*3)	AFS financial assets which were amounting to 95,293 million Won were transferred out of level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. The Group recognizes transfers between levels at the end of reporting period within which events or conditions change.
(*4)	Including 1,662,501 million Won and 5,600,440 million Won which are classified into disposal group held for sale and disposal group held for distribution to owners respectively as of December 31, 2013.

	For the year ended December 31, 2012
	January 1, 2012	Net income (loss) (*1)	Other comprehensive income(loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275

Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714
Equity securities (*2)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates (*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others (*2)	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	242,881	(233,532)	—	17,645	52,044	—	79,038
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141

Financial liabilities designated at FVTPL
Borrowings	3,171,000	744,519	—	3,704,462	(2,822,547)	—	4,797,434

(*1)	The loss amounting to 239,402 million Won, which is from financial assets and liabilities that the Group holds as at the end of the year, has been recognised in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognizes transfers between levels at the end of reporting period within which events or conditions change.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) equity derivatives and interest rate derivatives of which fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the years ended December 31, 2013 and 2012. (Unit: Korean Won in millions):

	For the year ended December 31, 2013				For the year ended December 31, 2012
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	33,867	(45,614)	—	—	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	1,672	(321)	—	—	4,613	(798)	—	—
AFS Financial Assets
Equity securities (*2)	—	—	150,607	(60,481)	—	(1,004)	210,709	(85,205)
Beneficiary certificates (*3)	—	—	5,851	(5,642)	—	—	1,953	(1,896)
Others (*3)	—	—	1,296	(647)	—	—	—	—
Total	35,539	(45,935)	157,754	(66,770)	38,429	(34,761)	212,662	(87,101)
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	32,097	(36,434)	—	—	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings(*4)	55,764	(34,133)	—	—	16,254	(26,984)	—	—
Total	87,861	(70,567)	—	—	48,069	(57,398)	—	—

(*1)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*4)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2013
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Classified into asset group held for sale	Classified into asset group held for distribution to owners	Book value
Financial assets:
Held-to-maturity financial assets	4,276,844	12,069,195	—	16,346,039	3,025	4,124,084	12,038,820
Loans and receivables	—	—	266,158,950	266,158,950	11,738,411	41,057,781	211,912,373
Financial liabilities:
Deposits due to customers	—	200,398,709	14,213,925	214,612,634	1,988,495	36,603,292	175,323,644
Borrowings	—	34,599,697	1,816,501	36,416,198	13,502,487	4,860,597	18,231,511
Debentures	—	26,813,454	2,331,390	29,144,844	4,045,486	2,515,965	21,677,674
Other financial liabilities	—	22,516,475	1,717,276	24,233,751	2,308,489	1,859,151	19,914,947

	As of December 31, 2012
	Fair value
	Level 1	Level 2	Level 3	Total	Book value
Financial assets:
Held-to-maturity financial assets	5,415,111	13,597,447	—	19,012,558	18,684,801
Loans and receivables	—	—	252,246,054	252,246,054	250,275,551
Financial liabilities:
Deposits due to customers	—	188,683,267	14,447,404	203,130,671	204,209,580
Borrowings	—	32,846,380	705,443	33,551,823	33,479,716
Debentures	—	28,232,282	1,027,024	29,259,306	27,959,969
Other financial liabilities	—	24,293,585	1,191,691	25,485,276	25,544,410

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortised costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

(6)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

	December 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,851	1,746
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

	December 31, 2012
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,930	1,746
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1101, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2013	December 31, 2012
Property for transfer	Financial assets at FVTPL	—	7,226,271
	AFS financial assets	126,589	423,536
	HTM financial assets	651,582	1,041,159

	Total	778,171	8,690,966

Related liabilities	Disposal of securities under repurchase agreements	513,442	8,372,522

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognise them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2013	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	—	109,921	Korea Securities Depository and others
	Korean treasury and government agencies securities	33,084	28,646	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	240,034	20,413	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	—	10,988	Korea Securities Depository

Total		273,118	169,968

Meanwhile, the details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 17.

(7)	The offset with financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables.

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2013
	Gross amounts of	Gross amounts of recognized	Net amounts	Related amounts not set off in the statement of financial position
	recognized financial assets	financial liabilities set off	of financial assets presented	Financial instruments	Cash collateral received	Net amounts
Financial assets:
Derivative assets and others (*1)	2,259,165	—	2,259,165	8,998,345	121,042	319,224
Receivable spot exchange (*2)	7,179,446	—	7,179,446
Bonds purchased under resale agreements (*2)	4,980,889	—	4,980,889	4,980,889	—	—
Domestic exchanges receivable (*2)	23,808,051	23,222,175	585,876	—	—	585,876

Total	38,227,551	23,222,175	15,005,376	13,979,234	121,042	905,100

	December 31, 2013
	Gross amounts of	Gross amounts of	Net amounts	Related amounts not set off in the statement of financial position
	recognized financial liabilities	recognized financial assets set off	of financial liabilities presented	Financial instruments	Cash collateral pledged	Net amounts
Financial liabilities:
Derivative liabilities and others (*1)	2,300,467	—	2,300,467	9,008,372	—	472,704
Payable spot exchange (*3)	7,180,609	—	7,180,609
Bonds sold under repurchase agreements (*4)	513,442	—	513,442	513,442	—	—
Domestic exchanges payable (*3)	25,992,000	23,222,175	2,769,825	2,746,298	—	23,527

Total	35,986,518	23,222,175	12,764,343	12,268,112	—	496,231

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings

	December 31, 2012
	Gross amounts of	Gross amounts of recognized	Net amounts	Related amounts not set off in the statement of financial position
	recognized financial assets	financial liabilities set off	of financial assets presented	Financial instruments	Cash collateral received	Net amounts
Financial assets:
Derivative assets and others (*1)	4,352,505	—	4,352,505	15,433,648	145,561	598,004
Receivable spot exchange (*2)	11,824,708	—	11,824,708
Bonds purchased under resale agreements (*2)	4,414,395	—	4,414,395	4,414,395	—	—
Domestic exchanges receivable (*2)(*5)	29,754,447	28,562,205	1,192,242	—	—	1,192,242

Total	50,346,055	28,562,205	21,783,850	19,848,043	145,561	1,790,246

	December 31, 2012
	Gross amounts of	Gross amounts of	Net amounts	Related amounts not set off in the statement of financial position
	recognized financial liabilities	recognized financial assets set off	of financial liabilities presented	Financial instruments	Cash collateral pledged	Net amounts
Financial liabilities:
Derivative liabilities and others (*1)	4,645,636	—	4,645,636	15,232,940	370,047	866,633
Payable spot exchange (*3)	11,823,984	—	11,823,984
Bonds sold under repurchase agreements (*4)	8,372,522	—	8,372,522	8,372,522	—	—
Domestic exchanges payable (*3)(*5)	28,762,889	28,562,206	200,683	59,332	—	141,351

Total	53,605,031	28,562,206	25,042,825	23,664,794	370,047	1,007,984

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings
(*5)	Some of domestic exchanges receivable and domestic exchanges payable is presented in net amounts.

12.	Investments in Joint ventures and Associates

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2012
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund (*10):
Woori Blackstone Korea
Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank (*10):
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.0	9.0
Woori Bank, Woori Investment & Securities (*10):
DKT (*6)(*7)	Manufacturing	28.2	—
Woori Bank and Woori F&I (*10):
KAMCO Fifth Asset Securitization Specialty	Asset securitization	49.0	49.0
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*11)	Semiconductor equipment	63.1	63.1
Woori Bank:
Korea Finance Security Co., Ltd. (*3) (*6)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*3) (*6)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*4)(*12)	Manufacturing	12.5	17.8
United PF 1st Corporate Financial Stability (*2)	Finance	17.7	17.7
Chin Hung International Inc. (*6) (*12)	Construction	26.8	27.8
Poonglim Industrial Co., Ltd.	"	29.9	31.6
Ansang Tech Co.,Ltd. (*5)(*13)	Manufacturing	23.0	—
Hana Construction Co., Ltd. (*13)	Construction	22.2	—
STX Engine Co.,Ltd.(*4)(*12)(*13)	Manufacturing	15.0	—
SamHo Co., Ltd. (*4)(*12)(*13)	Construction	7.8	—
Postech Co.,Ltd. (*13)	Freight & staffing services	22.6	—
Woori Investment & Securities (*10):
Woori New Alpha Fund (*1)	Investments	70.0	—
Woori F&I (*10):
Woori SB Eleventh Asset Securitization Specialty	Asset securitization	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	"	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	"	30.0	30.0
Woori Stream Fourth Asset Securitization Specialty	"	40.0	40.0
Woori EA First Asset Securitization Specialty	"	40.0	40.0
Woori EA Second Asset Securitization Specialty	"	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	"	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	"	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty	"	30.0	30.0
Woori EA Seventeenth Asset Securitization Specialty	"	45.0	45.0
WR Loan Inc.(*8)	Other financial business	49.0	49.0
KAMCO Sixth Asset Securitization Specialty	Asset securitization	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	"	45.0	45.0
Woori Fine First Asset Securitization Specialty	"	45.0	45.0
Woori Fine Second Asset Securitization Specialty	"	45.0	45.0
Woori Fine Third Asset Securitization Specialty	"	45.0	—
Woori Fine Fourth Asset Securitization Specialty	Asset securitization	45.0	—
Woori HB Third Asset Securitization Specialty	"	40.0	40.0
Woori EA Nineteenth Asset Securitization Specialty	"	40.0	40.0
Woori KA First Asset Securitization Specialty	"	45.0	45.0
Chungdo Woori Century Security Co., Ltd.	Other financial business	49.5	49.5
Woori Private Equity Fund:
Woori Renaissance Holdings (*1)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*9)	Other financial business	2.0	—
MARS Second (*10):
Seoul Lakeside Co., Ltd.	Hotel	47.5	47.5

(*1)	The Group is applying the equity method of accounting on Woori Aviva Life Insurance, Woori Renaissance Holdings, and Woori New Alpha Fund in accordance with K-IFRS 1111-Joint Arrangements even though the Group holds more than 50% ownership of the entities.
(*2)	Woori Bank, a subsidiary of the Parent company, can participate in decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	The significant business of Woori Service Network and Korea Finance Security is transacted mostly with Woori Bank.
(*4)	Woori bank has significant influence in the creditors’ council.
(*5)	Keojin item Co.,Ltd. has changed its name to AnsangTech Co.,Ltd.
(*6)	The significant transactions and events between the end of reporting date of the investees and the investors have been properly addressed.
(*7)	The Group holds more than 20% of common stocks of the entity through having participated in the additional paid-in capital increase assigned to third parties of the entity and shares that Woori Investment Securities already owns, therefore it has significant influence over the entity.
(*8)	The Group reclassified the investment into investment in associate due to its disposal of 51% ownership in the previous year. In addition, the entity has restructured itself from the limited liability company to the corporation.
(*9)	Woori Private Equity is participating in the decision making of dividend or other distributions of the entity as the general partner, thus it has significant influence over the entity.
(*10)	As at the end of 2013, interest in associates and joint ventures that are held by Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment Securities and Woori F&I have been reclassified into disposal group held for sale or disposal group held for distribution (Note 47 and 48).
(*11)	The Group’s ownership ratio of the entity based on the shares that have voting rights is 25.1%, therefore it is concluded that the Group has significant influence over the entity.
(*12)	The investment in associates that have quoted market prices are Kumho Tire (Current year: KRW 11,500, Previous year: KRW 13,000), Chin Hung International (Current year: KRW 1,610, Previous year: KRW 648), STX Engine (Current year: KRW 4,600, Previous year: Not applicable), and Samho Co., Ltd. (Current year: KRW 3,300, Previous year: Not applicable)
(*13)	Woori Bank is holding the interest through debt for equity swap during the current period, however, the carrying values of investments in Ansang Tech and Hana Construction are nil as at the end of 2013.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisition	Disposition and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	427	—	—	—	(12,438)	—	(110,395)	—
Woori Blackstone Korea Opportunity First	187,542	207,036	12,293	—	(47,664)	(12,868)	—	(18)	(65,065)	93,714
Korea Credit Bureau	4,500	3,931	316	—	—	—	—	—	(900)	3,347
DKT	50,000	—	(1,739)	50,000	—	—	2,280	—	(30,371)	20,170
KAMCO Fifth Asset Securitization Specialty	12,590	16,579	(4,055)	—	—	—	—	11	(8,708)	3,827
Phoenix Digital Tech Co., Ltd.	1,872	1,859	(3,477)	—	—	—	5,306	—	—	3,688
Korea Finance Security Co., Ltd.	758	4,244	122	—	—	(55)	—	—	—	4,311
Woori Service Networks Co., Ltd.	24	129	14	—	—	(7)	—	—	—	136
Kumho Tire Co., Inc.	93,003	156,028	20,380	—	(29,377)	—	(2,330)	(4,600)	—	140,101
United PF 1st Corporate financial stability	191,617	201,364	2,366	—	—	—	—	—	—	203,730
Chin Hung International Inc.	60,275	56,223	(10,156)	—	—	—	919	(1,086)	—	45,900
Poonglim Industrial Co., Ltd.	13,916	14,476	(16,680)	—	(553)	—	1	5,835	—	3,079
STX Engine Co.,Ltd.	47,008	—	—	47,008	—	—	—	—	—	47,008
SamHo Co.,Ltd.	7,492	—	—	7,492	—	—	—	—	—	7,492
Postech Co.,Ltd.	34	—	—	34	—	—	—	—	—	34
Woori New Alpha Fund	20,370	—	(426)	20,370	—	—	—	—	(19,944)	—
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(31)	—	—	—	—	—	(756)	—
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(42)	—	—	—	—	—	(1,988)	—
Woori BC Pegasus Asset Securitization Specialty (*)	2,908	—	1,426	—	—	—	—	(1,426)	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	627	—	—	—	—	(800)	(614)	—
Woori EA First Asset Securitization Specialty (*)	400	—	315	—	—	(60)	—	(255)	—	—
Woori EA Second Asset Securitization Specialty (*)	400	—	(265)	—	—	—	—	265	—	—
Woori EA Sixth Asset Securitization Specialty (*)	400	—	(968)	—	—	—	—	968	—	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	(49)	—	—	(432)	—	—	(1,843)	—
Woori EA Ninth Asset Securitization Specialty	400	1,383	581	—	—	(841)	—	—	(1,123)	—
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	10	—	—	(1,830)	—	—	(12,350)	—
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(2,599)	—	—	—	—	—	(2,303)	—
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(4,298)	—	—	—	—	—	(285)	—
WR Loan Inc.	5	31	9	—	—	—	—	—	(40)	—
KAMCO Sixth Asset Securitization Specialty	1,448	6,499	(102)	—	(3,865)	(1,363)	(6)	—	(1,163)	—
KAMCO Seventh Asset Securitization Specialty	390	198	(14)	—	—	—	—	—	(184)	—
Woori Fine First Asset Securitization Specialty	397	11,400	9,760	—	(9,900)	(10,942)	—	—	(318)	—
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,059	—	—	(202)	—	—	(6,963)	—

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisition	Disposition and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Fine Third Asset Securitization Specialty	7,695	—	277	7,695	—	—	(2)	—	(7,970)	—
Woori Fine Fourth Asset Securitization Specialty	10,845	—	265	10,845	—	—	(2)	—	(11,108)	—
Woori HB Third Asset Securitization Specialty(*)	234	233	(57)	—	—	(304)	—	128	—	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	3,010	—	—	(600)	—	—	(2,816)	—
Woori KA First Asset Securitization Specialty	4,500	4,500	2,889	—	—	—	—	—	(7,389)	—
Chungdo Woori Century Security Co., Ltd.	8,187	9,199	1,262	—	—	—	77	—	(10,538)	—
Woori Renaissance Holdings	63,000	38,800	1,006	—	—	—	—	—	—	39,806
Woori Columbus First PEF	1,200	—	162	1,200	(51)	(84)	—	—	—	1,227
Seoul Lakeside Co., Ltd.	198,450	146,317	5,899	—	—	—	—	—	(152,216)	—

	1,135,617	1,037,930	20,517	144,644	(91,410)	(29,588)	(6,195)	(978)	(457,350)	617,570

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisition	Disposition and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc.	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc.	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty (*)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty (*)	40	1,136	203	—	—	(468)	(1,077)	206	—

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisition	Disposition and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori EA First Asset Securitization Specialty (*)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty (*)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty (*)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

(*)	As the carrying value of the investment in associates has been reduced to nil, the additional share of loss is being distributed to the Group’s loans to the entity as deduction.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	4,466,178	4,309,084	981,778	2,247
Woori Blackstone Korea Opportunity First	354,993	894	13,794	27,620
Korea Credit Bureau Co., Ltd.	63,043	16,542	51,571	4,909
DKT	486,983	348,777	155,684	(12,227)
KAMCO Fifth Asset Securitization Specialty	69,708	44,120	824	(8,275)
Phoenix Digital Tech Co., Ltd.	23,159	17,044	33,409	(251)
Korea Finance Security Co., Ltd.	31,113	2,985	45,003	6,356
Woori Service Networks Co., Ltd.	4,485	1,736	14,131	1,061
Kumho Tire Co., Inc.	4,516,507	3,453,028	3,676,336	110,580
United PF 1st Corporate Financial Stability	1,159,220	10,294	152,315	13,567
Chin Hung International Inc.	551,443	459,171	403,977	(14,915)
Poonglim Industrial Co., Ltd.	545,000	472,549	164,734	(54,314)
STX Engine Co.,Ltd.	1,975,978	1,726,903	542,281	(560,405)
SamHo Co.,Ltd.	680,075	565,878	646,868	8,399
Woori New Alpha Fund	26,868	139	(89)	(609)
Woori SB Eleventh Asset Securitization Specialty	1,689	9	30	(70)
Woori SB Twelfth Asset Securitization Specialty	4,978	8	52	(104)
Woori BC Pegasus Asset Securitization Specialty	5,024	15,157	6,212	4,755
Woori Stream Fourth Asset Securitization Specialty	1,541	7	2,916	1,567
Woori EA First Asset Securitization Specialty	8,835	14,530	4,430	788
Woori EA Second Asset Securitization Specialty	5,849	7,670	412	(661)
Woori EA Sixth Asset Securitization Specialty	11,587	14,718	974	(2,421)
Woori EA Seventh Asset Securitization Specialty	4,910	815	162	(110)
Woori EA Ninth Asset Securitization Specialty	10,072	7,265	2,691	1,452
Woori EA Eleventh Asset Securitization Specialty	29,087	1,643	4,479	23
Woori EA Sixteenth Asset Securitization Specialty	49,278	41,603	7,769	(8,662)
Woori EA Seventeenth Asset Securitization Specialty	37,049	36,416	4,049	(9,552)
WR Loan Inc.	1,257	1,175	180	20
KAMCO Sixth Asset Securitization Specialty	2,612	17	77	(226)
KAMCO Seventh Asset Securitization Specialty	422	3	12	(31)
Woori Fine First Asset Securitization Specialty	761	44	21,966	21,687
Woori Fine Second Asset Securitization Specialty	37,410	21,938	10,458	4,575
Woori Fine Third Asset Securitization Specialty	32,863	15,152	2,138	615
Woori Fine Fourth Asset Securitization Specialty	47,690	23,007	672	588
Woori HB Third Asset Securitization Specialty	541	860	1,063	(142)
Woori EA Nineteenth Asset Securitization Specialty	31,447	24,407	16,947	7,525
Woori KA First Asset Securitization Specialty	33,344	16,924	14,519	6,423
Chungdo Woori Century Security Co., Ltd.	23,458	2,174	2,667	2,549
Woori Renaissance Holdings Inc.	100,501	33,559	4,399	1,949
Woori Columbus First PEF	63,835	325	9,268	8,344
Seoul Lakeside Co., Ltd.	238,870	257,210	36,005	6,045

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Poonglim Industrial Co., Ltd.	556,432	634,856	348,420	(862,251)
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Co., Ltd.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings Inc.	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2013, are as follows:

	As of December 31, 2013
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,426,324,168 shares	34.6%
LIG engineering & construction Co., Ltd. (*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0%
Jinsaeng K Co, Ltd. (*2)	2,107,432 shares	20.2%
Piciti Co., Ltd. (*2)	871,631 shares	21.1%

	As of December 31, 2012
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,187,282,362 shares	34.6%

(*1)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	As of December 31, 2013 and 2012, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	157,094	51.6	81,029	20,525	8,841	—	110,395
Woori Blackstone Korea Opportunity First	354,099	44.6	157,751	—	—	1,028	158,779
Korea Credit Bureau	46,501	9.0	4,185	—	—	62	4,247
DKT	138,206	28.2	39,002	—	11,539	—	50,541
KAMCO Fifth Asset Securitization Specialty (*2)	25,588	49.0	12,538	—	—	(3)	12,535
Phoenix Digital Tech Co., Ltd.	6,115	63.1	3,643	45	—	—	3,688
Korea Finance Security Co., Ltd.	28,128	15.3	4,311	—	—	—	4,311
Woori Service Networks Co., Ltd.	2,749	4.9	136	—	—	—	136
Kumho Tire Co., Inc. (*1)	1,063,479	12.5	128,248	15,125	—	(3,272)	140,101
United PF 1st Corporate financial stability	1,148,926	17.7	203,730	—	—	—	203,730
Chin Hung International Inc. (*1)	92,272	26.8	24,541	21,359	—	—	45,900
Poonglim Industrial Co., Ltd.	72,451	29.9	(35,275)	38,354	—	—	3,079
STX Engine Co.,Ltd.	249,075	15.0	32,080	14,928	—	—	47,008
SamHo Co.,Ltd.	114,197	7.8	8,952	—	—	(1,460)	7,492
Woori New Alpha Fund	26,729	70.0	18,710	1,234	—	—	19,944
Woori SB Eleventh Asset Securitization Specialty	1,680	45.0	756	—	—	—	756
Woori SB Twelfth Asset Securitization Specialty	4,970	40.0	1,988	—	—	—	1,988
Woori BC Pegasus Asset Securitization Specialty	(10,133)	30.0	(3,040)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,534	40.0	614	—	—	—	614
Woori EA First Asset Securitization Specialty	(5,695)	40.0	(2,278)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,821)	40.0	(728)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(3,131)	40.0	(1,252)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	4,095	45.0	1,843	—	—	—	1,843
Woori EA Ninth Asset Securitization Specialty	2,807	40.0	1,123	—	—	—	1,123
Woori EA Eleventh Asset Securitization Specialty (*2)	27,444	45.0	12,350	—	—	—	12,350
Woori EA Sixteenth Asset Securitization Specialty	7,675	30.0	2,303	—	—	—	2,303
Woori EA Seventeenth Asset Securitization Specialty	633	45.0	285	—	—	—	285
WR Loan Inc.	82	49.0	40	—	—	—	40
KAMCO Sixth Asset Securitization Specialty (*2)	2,595	45.0	1,163	—	—	—	1,163
KAMCO Seventh Asset Securitization Specialty (*2)	419	45.0	184	—	—	—	184
Woori Fine First Asset Securitization Specialty (*2)	717	45.0	318	—	—	—	318
Woori Fine Second Asset Securitization Specialty	15,472	45.0	6,963	—	—	—	6,963
Woori Fine Third Asset Securitization Specialty	17,711	45.0	7,970	—	—	—	7,970
Woori Fine Fourth Asset Securitization Specialty	24,683	45.0	11,108	—	—	—	11,108
Woori HB Third Asset Securitization Specialty	(319)	40.0	(128)	—	—	—	—
Woori EA Nineteenth Asset Securitization Specialty	7,040	40.0	2,816	—	—	—	2,816
Woori KA First Asset Securitization Specialty	16,420	45.0	7,389	—	—	—	7,389
Chungdo Woori Century Security Co., Ltd. (*2)	21,284	49.5	10,538	—	—	—	10,538
Woori Renaissance Holdings	66,942	51.6	39,806	—	—	—	39,806
Woori Columbus First PEF	63,510	2.0	1,227	—	—	—	1,227
Seoul Lakeside Co., Ltd.	(18,340)	47.5	(8,712)	160,928	—	—	152,216

	As of December 31, 2012
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	178,298	51.6	91,962	20,525	9,919	—	122,406
Woori Blackstone Korea Opportunity First	462,152	44.6	206,120	—	—	916	207,036
Korea Credit Bureau	42,110	9.0	3,790	—	—	141	3,931
KAMCO Fifth Asset Securitization Specialty (*2)	33,862	49.0	16,579	—	—	—	16,579
Korea Finance Security Co., Ltd.	27,697	15.3	4,244	—	—	—	4,244
Woori Service Networks Co., Ltd.	2,609	4.9	129	—	—	—	129
Kumho Tire Co., Inc. (*1)	888,368	17.8	137,618	18,410	—	—	156,028
United PF 1st Corporate financial stability	1,135,583	17.7	201,364	—	—	—	201,364
Chin Hung International Inc. (*1)	125,750	27.8	34,864	21,359	—	—	56,223
Poonglim Industrial Co., Ltd.	(78,424)	31.6	(25,446)	39,922	—	—	14,476
Woori SB Eleventh Asset Securitization Specialty	1,750	45.0	787	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	5,074	40.0	2,030	—	—	—	2,030
Woori BC Pegasus Asset Securitization Specialty	(14,888)	30.0	(4,466)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,968	40.0	787	—	—	—	787
Woori EA First Asset Securitization Specialty	(6,334)	40.0	(2,534)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,159)	40.0	(464)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(710)	40.0	(284)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	5,165	45.0	2,324	—	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	3,456	40.0	1,383	—	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty (*2)	31,487	45.0	14,170	—	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	16,337	30.0	4,902	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	10,185	45.0	4,583	—	—	—	4,583
WR Loan Inc.	62	49.0	31	—	—	—	31
KAMCO Sixth Asset Securitization Specialty (*2)	14,451	45.0	6,499	—	—	—	6,499
KAMCO Seventh Asset Securitization Specialty (*2)	450	45.0	198	—	—	—	198
Woori Fine First Asset Securitization Specialty (*2)	25,345	45.0	11,400	—	—	—	11,400
Woori Fine Second Asset Securitization Specialty	11,348	45.0	5,106	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	582	40.0	233	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	1,016	40.0	406	—	—	—	406
Woori KA First Asset Securitization Specialty	9,997	45.0	4,500	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd. (*2)	18,578	49.5	9,199	—	—	—	9,199
Phoenix Digital Tech Co., Ltd.	3,047	63.1	1,859	—	—	—	1,859
Woori Renaissance Holdings	66,942	51.6	38,800	—	—	—	38,800
Seoul Lakeside Co., Ltd.	(30,756)	47.5	(14,611)	160,928	—	—	146,317

(*1)	The net asset amount is after considering preferred stocks.
(*2)	The equity method of accounting has been applied reflecting the ownership ratios of the first-tier and the second-tier common stocks.

13.	Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Acquisition cost	359,832	512,528
Accumulated depreciation	(19,212)	(20,843)

Net carrying value	340,620	491,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	491,685	498,999
Acquisition	513	657
Capital expenditure	—	2,067
Disposal	(6,583)	—
Depreciation	(5,210)	(5,286)
Impairment loss (reversal)	(855)	79
Transfer	(7,166)	(4,766)
Classified to assets held for sale	(3,594)	—
Foreign currencies translation adjustments	(11)	(65)
Others	(592)	—
Classified into disposal group held for sale	(70,900)	—
Classified into disposal group held for distribution to owners	(56,667)	—

Ending balance	340,620	491,685

(3)	Fair value of investment properties is amounting to 352,297 million Won and 551,706 million Won as of December 31, 2013 and 2012, respectively.

(4)	Rental fee earned from investment properties is amounting to 4,135 million Won and 3,523 million Won as of December 31, 2013 and 2012, respectively.

14.	Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,516,364	797,672	1,013,319	344,776	31	20	3,672,182
Accumulated depreciation	—	(93,742)	(757,637)	(284,347)	—	(15)	(1,135,741)

Net carrying value	1,516,364	703,930	255,682	60,429	31	5	2,536,441

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,695	35,097	107,125	28,902	5,122	—	181,941
Disposal or transfer	(4,527)	(2,781)	(4,791)	(1,566)	—	—	(13,665)
Depreciation	—	(32,359)	(125,631)	(33,514)	—	—	(191,504)
Classified to assets held for sale	(955)	(1,834)	—	—	—	—	(2,789)
Foreign currencies translation adjustment	(30)	(241)	(586)	47	(20)	—	(830)
Others	3,318	9,627	2,803	9,697	(8,584)	—	16,861
Classified into disposal group held for sale	(169,171)	(104,957)	(38,735)	(1,805)	(863)	—	(315,531)
Classified into disposal group held for distribution to owners	(144,992)	(143,725)	(24,807)	(10,061)	—	—	(323,585)

Ending balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposal or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

15.	Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	—	3,107	166,829	571	220,121	401,006	25,742	817,376
Accumulated depreciation	—	(3,107)	(111,531)	(284)	(129,692)	(299,107)	—	(543,721)
Accumulated impairment losses	—	—	—	—	—	(299)	(4,430)	(4,729)

Net carrying value	—	—	55,298	287	90,429	101,600	21,312	268,926

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	28,533	173	43,289	37,696	9,513	119,204
Disposal	—	—	(1,875)	—	(1,701)	(754)	(3,156)	(7,486)
Amortization	—	(855)	(17,138)	(64)	(27,509)	(57,436)	—	(103,002)
Impairment loss	(40,556)	(3,471)	—	—	—	(299)	(4,660)	(48,986)
Foreign currencies translation adjustment	—	5	—	—	—	(59)	(85)	(139)
Others	—	—	1,467	—	39	22,446	1,702	25,654
Classified into disposal group held for sale	(91,223)	—	(152)	—	(596)	(3,515)	(28,605)	(124,091)
Classified into disposal group held for distribution to owners	—	—	(777)	(6)	(462)	(10,386)	(14,004)	(25,635)

Ending balance	—	—	55,298	287	90,429	101,600	21,312	268,926

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposal	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

16.	Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Investment properties	—	82,109
Premises and equipment	587	1,238

Total	587	83,347

17.	Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2013
		Collateral given to	Amount (*)	Reason for collateral
Due from banks		Samsung Securities and others	18,242	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	13,112,614	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	211,629	Related to bonds sold under repurchase agreements
	Financial institutions debt securities and others	Bank of Korea and others	2,336,541	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	893,123	Related to bonds sold under repurchase agreements
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,974,617	Settlement risk and others
Land and building		Shinhan Card Co., Ltd. and others	18,491	Leasehold rights and others

		Total	20,565,257

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements
	Financial institutions debt securities and others	Bank of Communications and others	1,528,889	Foreign currencies long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

(2)	The carrying amounts of buildings acquired through foreclosure are amounting to 329 million Won and 588 million Won, respectively as of December 31, 2013 and 2012, respectively.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2013 (*)	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	110,090	109,921	Korea Money Brokerage Corp.
	Korean treasury and government agencies securities	35,880	28,646	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	320,013	20,413	Korea Securities Depository
HTM financial assets	Korean corporates bonds	—	10,988	Korea Securities Finance Corp.

Total		465,983	169,968

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2013 and 2012 are as follows (Unit: Korean Won in millions):

	December 31, 2013 (*)
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,913,671	82,925

	December 31, 2012
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,312,075	120,287

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

18.	Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Prepaid expenses	174,344	224,574
Advance payments	739	67,854
Leased assets	—	146
Non-operative assets	329	588
Others	3,474	121,684

Total	178,886	414,846

19.	Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Deposits due to Customers:
Gold banking liabilities	9,254	5,583
Borrowings:
Warrants in short position	—	5,327
Securities in short position	—	789,090

Sub-total	—	794,417

Derivative liabilities:
Interest rate derivatives	1,033,924	1,894,530
Currency derivatives	1,038,849	1,401,426
Equity derivatives	20,362	80,530
Credit derivatives	—	16,639
Commodity derivatives	2,912	15,186

Sub-total	2,096,047	3,408,311

Total	2,105,301	4,208,311

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Borrowings:
Equity linked securities in short position	—	6,067,539
Equity linked securities index in short position	218,788	394,461

Sub-total	218,788	6,462,000

Debentures:
Debentures in local currency	183,159	227,920
Debentures in foreign currencies	—	87,534

Sub-total	183,159	315,454

Total	401,947	6,777,454

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Financial liabilities designated at FVTPL subject to credit risk adjustments	401,947	6,777,454
Credit risk adjustments	(2,905)	(29,555)
Accumulated changes in credit risk adjustments	2,422	5,327

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(4)	Financial liabilities at FVTPL’s carrying value and nominal amounts at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Carrying value	401,947	6,777,454
Nominal value at maturity	520,650	6,227,993

	(118,703)	549,461

20.	Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Deposits in local currency
Demand deposits	11,690,841	14,038,777
Time deposits	146,131,999	168,977,771
Mutual funds	53,189	80,106
Deposits on notes payables	352,577	3,446,887
Deposits on CMA	338,265	1,855,321
Certificate of deposits	3,297,551	1,907,353
Other deposits	1,236,910	2,494,477

Sub-total	163,101,332	192,800,692

Deposits in foreign currencies	12,264,621	11,430,372
Present value discount	(42,309)	(21,484)

Total	175,323,644	204,209,580

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Individual	65,124,028	70,614,046
Corporation	56,746,545	59,900,512
Banks	17,192,049	24,224,499
Government agencies	15,826,903	14,867,219
Other financial institutions	8,563,129	11,030,406
Government	1,197,202	6,686,377
Non-profit corporation	4,206,899	6,658,688
Educational organization	2,542,257	3,403,915
Foreign corporations	1,159,035	1,533,983
Others	2,807,906	5,311,419
Present value discount	(42,309)	(21,484)

Total	175,323,644	204,209,580

21.	Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.0	513,841
Borrowings from government funds	Small and Medium Business Corporation and others	1.8	1,790,146
Others	Seoul Metropolitan Government and others	2.8	4,185,524

Sub-total			6,489,511

Borrowings in foreign currencies:
Borrowings in foreign currencies	Bank of communication and others	0.8	6,225,236
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.8	21,106

Sub-total			6,246,342

Bills sold	Others	2.4	111,096
Call money	Banks	0.8	4,871,976
Bonds sold under repurchase agreements	Others		513,442
Present value discount			(856)

Total			18,231,511

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,045,373
Others	Seoul Metropolitan Government and others	3.2	7,581,386

Sub-total			10,584,737

Borrowings in foreign currencies:
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,479,716

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2013		December 31, 2012
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8~10.5	14,687,044	1.3~10.5	19,524,504
Subordinated bonds	3.4~10.3	6,995,786	3.4~10.3	8,332,491
Other bonds		53,006		152,208

Sub-total		21,735,836		28,009,203

Discounts on bond		(58,162)		(49,234)

Total		21,677,674		27,959,969

22.	Provisions

(1)	Provision is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Asset retirement obligation	23,513	22,024
Provision for guarantee (*1)	501,948	421,520
Provision for loan commitments	123,930	158,395
Provision for credit card points	6,441	7,181
Other provisions (*2)	28,967	254,538

Total	684,799	863,658

(*1)	Provision for guarantee includes provision for financial guarantee of 123,228 million Won and 105,842 million Won as of December 31, 2013 and December 31, 2012, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	96,164	—	13,051	72,656	181,871
Provisions used	1,470	4,015	(13,018)	(86,559)	(94,092)
Reversal of unused amount	(3,683)	(13,216)	(14)	(9,159)	(26,072)
Classified into disposal group held for sale	(578)	(361)	—	(12,006)	(12,945)
Classified into disposal group held for distribution to owners	(12,945)	(24,903)	(759)	(190,503)	(229,110)
Ending balance	501,948	123,930	6,441	28,967	661,286

	For the year ended December 31, 2012
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	22,024	20,662
Provisions provided	4,553	5,121
Provisions used	(1,532)	(1,421)
Depreciation	433	515
Reversal of unused amount	(1,800)	(4,433)
Increase in restoration costs	9,175	1,580
Classified into disposal group held for sale	(4,619)	—
Classified into disposal group held for distribution to owners	(4,721)	—

Ending balance	23,513	22,024

23.	Net Defined Benefit Liability

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments are exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds may result in increase in defined benefit liability although the increase in the value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, the plan assets are less impacted since the plan assets consist of mainly debt securities with fixed rates and equity instruments.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Defined benefit obligation	509,849	562,285
Fair value of plan assets	(438,247)	(395,989)

Net defined benefit liability	71,602	166,296

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	562,285	365,714
Current service cost	160,216	137,536
Interest cost	21,352	16,534
Remeasurements	(7,299)	66,415
Foreign currencies translation adjustments	2,742	2
Retirement benefit paid	(38,787)	(23,445)
Past service cost	470	232
Curtailment or settlement	(4,082)	(2,208)
Others	2,542	1,505
Classified into disposal group held for sale	(68,177)	—
Classified into disposal group held for distribution to owners	(121,413)	—

Ending balance	509,849	562,285

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	395,989	246,010
Interest income	21,085	15,709
Remeasurements	(2,489)	(2,316)
Employer’s contributions	147,633	152,090
Retirement benefit paid	(28,615)	(13,144)
Curtailment or settlement	(3,725)	(2,055)
Others	1,277	(305)
Classified into disposal group held for sale	(60,348)	—
Classified into disposal group held for distribution to owners	(32,560)	—

Ending balance	438,247	395,989

(4)	Plan assets mainly consist of deposits that represent 91.48% and 89.76% of plan assets as of December 31, 2013 and 2012, respectively. Among plan assets, realized returns on plan assets amount to 22,103 million Won and 13,393 million Won for the year ended December 31, 2013 and 2012, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Current service cost	160,216	137,536
Net interest expense	267	825
Past service cost	470	232
Loss on the curtailment or settlement	(357)	(42)
Reclassification to discontinued operations	(40,681)	(44,142)
Cost recognized in net income	119,915	94,409
Remeasurements	(4,810)	68,731

Cost recognized in total comprehensive income	115,105	163,140

Retirement benefit service costs related to defined contribution plans are recognized 2,967 million Won and 5,075 million Won for the year ended December 31, 2013 and 2012, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2013	December 31, 2012
Discount rate	4.28%	3.82%
Future wage growth rate	5.72%	5.66%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of December 31, 2013
Discount rate	Increase by 1% point	463,007
	Decrease by 1% point	564,001
Future wage growth rate	Increase by 1% point	564,533
	Decrease by 1% point	461,767

24.	Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Other financial liabilities:
Payables	8,308,778	14,169,822
Accrued expenses	2,291,716	3,330,303
Borrowings from trust accounts	3,361,478	3,606,103
Refundable lease deposits	—	187,534
Agency business revenue	406,576	454,595
Foreign exchange payables	650,429	877,448
Domestic exchange payables	2,872,725	313,426
Miscellaneous liabilities	2,023,245	2,605,179

Sub-total	19,914,947	25,544,410

Other liabilities:
Deferred Income	157,944	202,403
Other miscellaneous liabilities	253,334	305,669

Sub-total	411,278	508,072

Total	20,326,225	26,052,482

25.	Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value Hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	122,337,393	131,386	—	—	996,279	13	—	—	1,025,354
Interest rate futures	31,722	—	—	—	—	—	—	—	—
Long interest rate options	737,963	—	—	—	11,355	—	—	—	—
Short interest rate options	2,722,963	—	—	—	—	—	—	—	8,570
Currency:
Currency forwards	28,984,290	—	—	—	353,456	—	—	—	375,259
Currency swaps	19,653,370	—	—	—	713,975	—	—	—	655,198
Currency futures	1,416,265	—	—	—	—	—	—	—	—
Long currency option	642,132	—	—	—	51,497	—	—	—	—
Short currency option	644,770	—	—	—	—	—	—	—	8,392
Stock Index:
Stock index futures	54,126	—	—	—	—	—	—	—	—
Long stock index option	273,511	24	—	—	55,105	—	—	—	—
Short stock index option	1,065,422	—	—	—	—	1,772	—	—	20,340
Stock index swaps	10,000	—	—	—	—	—	—	—	22
Others:
Short option	8,346	—	—	—	—	—	—	—	49
Other forwards	12,607	—	—	—	268	—	—	—	507
Other swaps	160,430	—	—	—	2,496	—	—	—	2,356
Other futures	660	—	—	—	—	—	—	—	—

Total	178,551,155	131,410	—	—	2,184,431	1,785	—	—	2,096,047

	December 31, 2012
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	189,903,231	267,470	—	—	1,794,918	6,158	22,196	—	1,873,294
Interest rate futures	3,192,473	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,236
Currency:
Currency forwards	49,137,708	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	22,738,845	—	—	—	856,996	—	—	—	863,105
Currency futures	2,777,536	—	—	—	—	—	—	—	—
Long currency option	1,227,505	—	—	—	171,885	—	—	—	—
Short currency option	1,187,206	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	303,072	—	—	—	—	—	—	—	—
Long stock index option	2,005,228	—	—	—	128,690	—	—	—	—
Short stock index option	3,904,475	—	—	—	—	9,340	—	—	—
Stock index swaps	3,939,634	—	—	—	180,391	—	—	—	80,530
Others:
Long option	197,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,897	—	—	—	139	—	—	—	285
Other swaps	3,249,528	—	—	—	40,715	—	—	—	28,988
Other futures	9,076	—	—	—	1,264	—	—	—	478

Total	287,255,943	267,502	—	13,567	3,740,313	15,498	22,196	306	3,408,311

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Gains or losses from hedged items	114,053	4,846
Gains or losses from hedging instruments	(108,290)	(15,192)

26.	Day 1 Profit or Loss

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	65,267	54,732
Acquisitions	100,110	49,407
Amounts recognized in profits or losses	(59,389)	(38,872)
Classified into disposal group held for sale	(99,732)	—

Ending balance	6,256	65,267

In case that some inputs to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

27.	Capital Stock and Capital Surplus

(1)	The number of authorized shares and others are as follows:

	December 31, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	67,477	65,019

Total	176,502	174,044

28.	Hybrid Securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2013	December 31, 2012
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	190,000
Issuance cost				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Group makes a resolution not to pay dividends on ordinary stock, and then, the Group is exonerated from interest payment on the hybrid securities.

29.	Other Equity

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Other comprehensive income:
Gain on available-for-sale financial assets	204,110	313,180
Share of other comprehensive income of joint ventures and associates	4,690	12,128
Loss on foreign currency translation for foreign operations	(117,793)	(84,577)
Remeasurement of the net defined benefit liability	(59,877)	(75,323)
Cash flow hedges	(8,359)	8,693

Sub-total	22,771	174,101

Treasury shares (*)	(14)	(14)
Other capital adjustments	(58,124)	(62,074)

Total	(35,367)	112,013

(*)	As of December 31, 2013 and 2012, the Group holds 2,000 shares (14 million Won) of its treasury shares, respectively, through having acquired as a buyback of odd-lot share when exchanging the shares of Woori Investment & Securities.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on available-for-sale financial assets	313,180	8,089	(17,110)	(24,761)	(28,923)	(46,365)	204,110
Share of other comprehensive income (loss) of joint ventures and associates	12,128	(7,269)	—	894	(3,662)	2,599	4,690
Gain (loss) on foreign currency translation of foreign operations	(84,577)	(70,728)	(10)	18,739	18,783	—	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	2,508	—	4,407	(592)	9,123	(59,877)
Cash flow hedges	8,693	(650)	811	(926)	(15,426)	(861)	(8,359)

Total	174,101	(68,050)	(16,309)	(1,647)	(29,820)	(35,504)	22,771

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	647,364	89,442	(538,339)	114,713	313,180
Share of other comprehensive income (loss) of joint ventures and associates	4,940	10,094	—	(2,906)	12,128
Gain (loss) on foreign currency translation of foreign operations	(2,772)	(107,113)	—	25,308	(84,577)
Remeasurement of the net defined benefit liability	(23,229)	(68,779)	—	16,685	(75,323)
Cash flow hedges	4,336	3,477	252	628	8,693

Total	630,639	(72,879)	(538,087)	154,428	174,101

30.	Retained Earnings

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Legal reserves	1,075,539	1,035,849
Voluntary reserves	8,656,858	8,528,008
Retained earnings carried forward	3,380,293	4,317,521

Total	13,112,690	13,881,378

In accordance with Article 53 of the Financial Holding Company Act, legal reserves are appropriated at least 10% of net income on every dividend declaration, not exceeding the paid in capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Beginning balance	13,881,378	12,477,156
Net income (loss) attributable to owners	(537,688)	1,633,341
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(29,399)	(27,336)
Discount on stock issuance of consolidated subsidiaries	(98)	(280)

Ending balance	13,112,690	13,881,378

31.	Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated allowance for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Controlling interests	1,800,387	1,685,623
Non-controlling interests	1,775,181	1,640,104

	25,206	45,519

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	For the years ended December 31
	2013	2012
Planned regulatory reserve for credit loss	135,077	300,674
Net income after the planned reserve provided	(672,765)	1,332,667

Earnings (loss) per share after the planned reserve provided (*)	(871) Won	1,629 Won

(*)	Earnings per share after the planned reserve provided are calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32.	Dividends

The Parent company has not declared any dividend pay-out for the fiscal year 2013. Meanwhile, the Parent company paid 201,503 million Won (250 Won per share) as dividends for the fiscal years 2012.

33.	Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	18,275	31,733
Financial institutions	42,993	99,323
Corporates	17,710	20,615
CP	18,139	97,648
Interest income on others	12,085	77,075

Sub-total	109,202	326,394

AFS financial assets:
Debt securities
Korean treasury and government agencies	111,131	136,228
Financial institutions	170,857	149,199
Corporates	86,365	106,237
Asset-backed securities	—	556
Foreign currency bonds	6,305	7,311
Interest income on others	2,275	5,327

Sub-total	376,933	404,858

HTM financial assets:
Debt securities
Korean treasury and government agencies	208,472	237,566
Financial institutions	72,413	135,326
Corporates	200,817	232,188
Foreign currency bonds	1,813	3,466

Sub-total	483,515	608,546

Loans and receivables:
Interest on deposit	120,041	108,560
Interest on loans	8,349,900	9,362,890
Interest income on others	53,792	79,993

Sub-total	8,523,733	9,551,443

Total	9,493,383	10,891,241

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Interest on deposits due to customers	3,649,810	4,506,829
Interest on borrowings	253,752	315,315
Interest on debentures	960,529	1,112,086
Interest expense on others	137,270	109,111

Total	5,001,361	6,043,341

34.	Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Banking fees:
Banking fees (*)	671,257	738,464
Guarantee fees	91,312	110,491
Fees from project financing	12,697	23,510

Sub-total	775,266	872,465

Other fees:
Credit card fees	668,910	696,294
CMA management fees	789	4,451
Brokerage fees	62,933	64,315
Others	57,326	49,360

Sub-total	789,958	814,420

Total	1,565,224	1,686,885

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Fees paid	117,268	97,700
Credit card commissions	511,776	393,062
Brokerage commissions	210	256
Others	9,469	6,517

Total	638,723	497,535

35.	Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Dividend from financial assets at FVTPL	7,283	6,157
Dividend from AFS financial assets	80,358	94,906

Total	87,641	101,063

36.	Gains (Losses) on Financial Assets at FVTPL

(1)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Gains (losses) on valuation and disposal of securities:
Gains (losses) on redemption of securities	(1,248)	200
Gains (losses) on transaction of securities	(13,494)	37,216
Gains (losses) on valuation of securities	(23,218)	(5,299)

Sub-total	(37,960)	32,117

Gains (losses) on derivatives:
Gains (losses) on transaction of derivatives
Interest rate derivatives	(46,400)	(48,212)
Currency derivatives	216,494	(144,695)
Equity derivatives	(3,678)	(5,820)
Other derivatives	(468)	(2,139)

Sub-total	165,948	(200,866)

Gains (losses) on valuation of derivatives
Interest rate derivatives	45,746	12,096
Currency derivatives	(37,511)	(199,094)
Equity derivatives	(6,282)	28,513
Other derivatives	31	(40)

Sub-total	1,984	(158,525)

Total	129,972	(327,274)

(2)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Losses on redemption of securities	—	(7)
Gains (losses) on transaction of securities	265	(243)
Losses on valuation of securities	(920)	(2,306)
Losses on transaction of other financial assets designated at FVTPL	(7,842)	(12,664)
Gains (losses) on valuation of other financial assets designated at FVTPL	2,425	(22,400)

Total	(6,072)	(37,620)

37.	Gains (Losses) on AFS Financial Assets

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Gains on redemption of securities	43	76
Gains on transaction of securities	59,355	650,793
Impairment losses on securities	(144,640)	(117,721)

Total	(85,242)	533,148

38.	Impairment Losses due to Credit Loss

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Provision due to credit loss	2,225,123	1,849,779
Reversal of provision due to credit loss	(25,761)	(42,436)

Sub-total	2,199,362	1,807,343

Provision on guarantee	95,309	45,704
Reversal of provision on guarantee	(1,998)	(77,087)

Sub-total	93,311	(31,383)

Provision on loan commitment	—	26,220
Reversal of provision on loan commitment	(15,413)	(3,151)

Sub-total	(15,413)	23,069

Total	2,277,260	1,799,029

39.	Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Gains on transaction of foreign exchange	2,572,130	2,435,364
Gains on translation of foreign exchange	383	540
Gains on disposal of loans and receivables	115,623	121,903
Gains on transactions of derivatives (hedging)	11,213	773
Gains on valuations of derivatives (hedging)	273	38,437
Gains on fair value hedged items	127,558	43,725
Reversal of other provisions	3,054	2,917
Others	276,731	117,358

Total	3,106,965	2,761,017

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Administrative expenses	2,902,172	2,789,286
Losses on transaction of foreign exchange	2,438,849	2,044,214
Losses on translation of foreign exchange	549	1,101
KDIC deposit insurance fees	236,845	223,372
Contribution to miscellaneous funds	326,626	310,300
Losses on disposal of loans and receivables	22,528	132,462
Losses on transactions of derivatives (hedging)	35,543	22,927
Losses on valuations of derivatives (hedging)	84,233	31,475
Losses on fair value hedged items	13,505	38,879
Other provisions	41,632	27,097
Others	32,478	97,935

Total	6,134,960	5,719,048

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2013	2012
Employee benefits	Short term employee benefits	Salaries	1,186,568	1,123,344
		Others	346,141	340,525
	Retirement benefit service costs		122,882	99,484
	Redundancy payments		58,215	57,171

	Sub-total		1,713,806	1,620,524

Depreciation and amortization			232,737	219,312
Other administrative expenses	Rent		231,422	213,812
	Taxes and dues		113,469	108,343
	Service charges		206,314	195,889
	IT expenses		104,690	107,137
	Telephone and communication expenses		56,319	56,821
	Operating promotion expenses		44,963	50,689
	Advertising		56,269	69,987
	Printing		9,596	10,921
	Traveling expenses		6,848	8,069
	Supplies		6,806	6,937
	Insurance premium		4,428	4,034
	Others		114,505	116,811

	Sub-total		955,629	949,450

	Total		2,902,172	2,789,286

40.	Other Non-Operating Incomes (Expenses)

(1)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Rental fee income	6,101	6,079
Gains on disposal of investment in joint ventures and associates	19,974	28,542
Gains on disposal of premises and equipment and other assets	9,509	2,158
Reversal of impairment loss on premises and equipment and other assets	46	356
Others	109,501	111,236

Total	145,131	148,371

(2)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Expenses on investment properties	4,538	5,061
Losses on disposal of investment in joint ventures and associates	4,464	167
Losses on disposal of premises and equipment and other assets	681	372
Impairment losses on premises and equipment and other assets	1,999	2,178
Donation	52,345	68,587
Others	31,727	28,108

Total	95,754	104,473

41.	Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Current tax expense
Current tax expense in respect of the current year	170,478	591,891
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,625)	(26,179)

Sub-total	166,853	565,712

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	457,450	(211,486)
Deferred tax charged direct to equity	(1,647)	154,428

Sub-total	455,803	(57,058)

Income tax expense	622,656	508,654

Income tax expense for continuing operations	35,096	356,840
Income tax expense for discontinued operations	587,560	151,814

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Net income (loss) before income tax expense	(90,779)	2,356,334
Income from continuing operations before income tax	287,667	1,637,920
Income (loss) from discontinued operations before income tax	(378,446)	718,414
Tax calculated at statutory tax rate (*1)	(22,432)	569,771
Adjustments
Effect of income that is exempt from taxation	(85,051)	(81,848)
Effect of expense that is not deductible in determining taxable profit	57,713	46,920
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognised in the previous periods	669,595	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,625)	(26,179)
Others	6,456	(10)

Sub-total	645,088	(61,117)

Income tax expense	622,656	508,654

Income tax expense for continuing operations	35,096	356,840
Income tax expense for discontinued operations	587,560	151,814
Effective tax rate (*2)	—	21.6%

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The effective tax rate is not produced because net income before income tax is negative amount (-) for the years ended December 31, 2013.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Beginning balance	Recognized as income(loss)	Recognized as other comprehensive income(loss)	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on financial assets at FVTPL	238,074	25,061	—	(31,882)	1,474	232,727
Gain (loss) on available-for-sale financial assets	(112,225)	10,338	3,201	45,852	(24,018)	(76,852)
Gain (loss) on valuation using the equity method of accounting	52,311	86,776	1,096	(20,651)	2,374	121,906
Gain (loss) on valuation of derivatives	(58,273)	23,495	93	(2,721)	142	(37,264)
Accrued income	(153,398)	3,784	—	22,662	61,255	(65,697)
Provision for loan losses	(7,842)	(61,499)	—	(274)	—	(69,615)
Loan and receivables written off	10,612	(85)	—	(332)	—	10,195
Loan origination costs and fees	(73,259)	(23,926)	—	16,914	8,459	(71,812)
Defined benefit liability	110,879	33,992	428	(12,949)	(24,852)	107,498
Deposits with employee retirement insurance trust	(93,912)	(44,330)	895	12,554	24,887	(99,906)
Provision for guarantee	80,149	15,232	—	—	(3,977)	91,404
Other provision	101,329	(5,749)	—	(3,867)	(52,918)	38,795
Investments in joint ventures and associates	—	(508,758)	(23,508)	(74,643)	606,909	—
Others	(73,487)	(10,134)	16,148	14,755	(22,510)	(75,228)

Net deferred tax assets	20,958	(455,803)	(1,647)	(34,582)	577,225	106,151

	For the year ended December 31, 2012
	Beginning balance	Recognized as income(loss)	Recognized as other comprehensive income(loss)	Ending balance
Gain (loss) on financial assets at FVTPL	227,133	10,941	—	238,074
Gain (loss) on available-for-sale financial assets	(232,922)	5,984	114,713	(112,225)
Gain (loss) on valuation using the equity method of accounting	36,959	18,258	(2,906)	52,311
Gain (loss) on valuation of derivatives	(162,959)	104,058	628	(58,273)
Accrued income	(109,156)	(44,242)	—	(153,398)
Provision for loan losses	8,426	(16,268)	—	(7,842)
Loan and receivables written off	7,755	2,857	—	10,612
Loan origination costs and fees	(43,967)	(29,292)	—	(73,259)
Defined benefit liability	66,993	27,763	16,123	110,879
Deposits with employee retirement insurance trust	(60,100)	(34,374)	562	(93,912)
Provision for guarantee	56,334	23,815	—	80,149
Other provision	98,802	2,527	—	101,329
Others	(83,826)	(14,969)	25,308	(73,487)

Net deferred tax assets (liabilities)	(190,528)	57,058	154,428	20,958

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Deductible temporary differences
Provision due to credit losses	70,867	46,899
Investments in subsidiaries	49,253	78,953

Sub-total	120,120	125,852

Unused tax losses	12,562	294,863
Taxable temporary differences
Investments in subsidiaries	(10,340,413)	(14,807,393)

Total	(10,207,731)	(14,386,678)

The amount to 12,562 million Won, 172,203 million Won and 110,098 million Won for deductible tax loss carry forwards are expired December 31, 2013, 2019 and 2020, respectively.

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Loss on available-for-sale financial assets	(162,476)	(137,713)
Share of other comprehensive loss of jointly controlled entities and associates	(3,166)	(4,060)
Gain on overseas business translation	43,429	24,689
Remeasurements	25,982	21,575
Loss on valuation of cash flow hedges	(1,206)	(281)

Total	(97,437)	(95,790)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Current tax assets	143,101	38,667
Current tax liabilities	9,980	178,791

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Deferred tax assets	155,256	155,439
Deferred tax liabilities	49,105	134,481

Net deferred tax assets	106,151	20,958

42.	Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2013	2012
Net income (loss) attributable to common shareholders	(537,688)	1,633,341
Dividends to hybrid securities	(29,399)	(27,336)
Net income (loss) attributable to common shareholders	(567,087)	1,606,005
Net income from continuing operations	132,612	1,137,095
Net income (loss) from discontinued operations	(699,699)	468,910
Weighted average number of common shares outstanding	806,013,340 shares	806,013,340 shares
Basic Earnings (loss) Per Share	(704)	1,993
Basic Earnings Per Share for continuing operations	165	1,411
Basic Earnings (loss) Per Share for discontinued operations	(868)	582

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2013 and 2012.

43.	Contingent Liabilities and Commitments

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2012
Confirmed guarantees
Guarantee for loans	211,239	172,177
Acceptances	876,937	622,106
Letters of guarantees	173,292	124,531
Other confirmed guarantees	8,545,335	8,851,336

Total	9,806,803	9,770,150

Unconfirmed guarantees
Local letter of credit	743,134	852,840
Letter of credit	5,023,848	5,795,397
Other unconfirmed guarantees	1,779,210	2,368,781

Total	7,546,192	9,017,018

CP purchase commitments and others	5,447,858	4,948,243

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2012
Loan commitments	90,728,033	91,362,821
Other commitments	3,146,251	6,666,254

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2013 (*)		December 31, 2012
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	337 cases	475 cases	433 cases	504 cases
Amount of litigation	1,346,034	841,278	1,524,989	1,003,880
Allowance for litigations	—	206,745	—	243,745

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

As of December 31, 2013, significant lawsuits which the Group is filed, are due to a claim for financial incident caused by structured financing department of 2010Kongpyung 1st Inc. amounting to 65,000 million Won (Kyongnam Bank), currency options commodity contracts by CAP Corp. amounting to 56,071 million Won (Woori bank) and Seo-Cho Tax office’s foreclosures deposit payment litigation amounting to 45,000 million Won (Woori Bank).

44.	Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2013 (*)		December 31, 2012
	Local currency	Foreign currency	Local currency	Foreign currency
One year or less	—	—	66	—

(*)	The amounts are due to the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2012
1 year or less	—	309,380
1 - 2 years	—	227,324
2 - 3 years	—	128,413
3 - 4 years	—	21,090
More than 5 years	—	1,794

Gross investment in lease	—	688,001
Unrealized interest revenue	—	(68,789)

Net investment in lease	—	619,212
Receivables of cancellable lease	—	3,851
Costs of finance lease	—	16,666

Receivables of finance lease	—	639,729
Allowance for credit losses	—	(2,971)

Total	—	636,758

(*)	The amounts are due to the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

(3)	Finance lease liabilities

Present value of minimum lease payments under finance lease agreements are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
1 year or less	25,493	25,333
1 - 5 years	29,750	42,540

Sub - total	55,243	67,873
Present value discount	(2,734)	(4,475)

Present value	52,509	63,398

45.	Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Joint ventures and associates
Korea deposit insurance corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings, Woori New Alpha Fund,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd., DKT Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Ansang Tech Co., Ltd., Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Forcetec Co., Ltd., Chungdo Woori Century Security Corp.,

Woori Columbus 1st Private Equity Fund, Seoul Lakeside Co., Ltd.,

Woori EA 16 th Asset Securitization Specialty and 22 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Government related entity
Loans and receivables	16	133,853
Other financial assets	1,516,241	1,058,731
Other assets	1,085	960
Deposits due to customers	1,259,529	590,061
Provision	232	377
Other financial liabilities	6,526	3,456
Other liabilities	2,568	1,783
Joint ventures
AFS financial assets	205	11
Loans and receivables	688	8,571
Allowance for credit loss	(4)	(149)
Other assets	134	295
Deposits due to customers	6,834	1,079
Other financial liabilities	241	280
Other liabilities	234	234
Associates
AFS financial assets	104,565	148,373
Loans and receivables	821,225	827,730
Allowance for credit loss	(150,239)	(67,256)
Other assets	952	649
Deposits due to customers	268,881	91,047
Provision	512	141
Other financial liabilities	773	548
Other liabilities	26	—

(3)	Financing transactions with related parties are as follows (Unit: Korean Won in millions):

	Related Parties	Beginning of the period	Loan transactions(*)		End of the period	Investment in cash
			Originated to	Collected
2013	Associates	957,272	152,568	350,225	759,615	6,135
2012	Associates	1,222,367	334,458	599,553	957,272	—

(*)	The amounts are except for commercial transactions short-term financial instruments (call loan and others).

(4)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Government related entity
Interest income	41,521	47,073
Interest expense	14,801	7,497
Provision for bad debts	65	281
Joint ventures
Fees income	3,001	18,298
Other operating income	3,376	3,879
Interest expense	45	18
Fees expense	56	—
Bad debt expenses	149	(37)
Other operating expense	163	568
Associates
Interest income	16,594	13,638
Fees income	12,398	8,827
Other operating income	28,850	13,077
Interest expense	2,262	979
Bad debt expenses	(26,779)	(10,350)
Other operating expense	1,279	450

(5)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
KDIC	2,000,684	2,200,000	Loan commitment
Korea Credit Bureau Co., Ltd.	33	—	Loan commitment
Woori Service Networks Co., Ltd.	158	—	Loan commitment
Korea Finance Security Co., Ltd.	51	—	Loan commitment
Kumho Tires Co., Inc.	18,255	13,922	Letter of credit
	—	74,668	Loan commitment
	128	204	Endorsed notes
	16,739	18,967	Commitments on loss sharing
Phoenix Digital Tech Co., Ltd.	3,797	4,994	Loan commitment
Chin Hung International Inc.	—	85	Letter of credit
	40,630	40,825	Loan commitment
DKT Co., Ltd.	17,920	—	Loan commitment
	5,879	—	Derivative commitment
Woori Blackstone Korea Opportunity Private Equity Fund I	15,565	—	Securities purchase contract
	10,000	—	Contribution commitment
STX Engine Co., Ltd	38,757	—	Loan commitment

(6)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2012
Short term benefits	22,259	30,510
Severance payments	1,861	2,507

Total	24,120	33,017

46.	Trust Accounts

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2013	December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2012
Trust accounts	52,811,488	47,683,447	1,457,407	1,419,690

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Receivables
Trust fees receivables	27,120	25,840
Payables
Borrowings from trust accounts	3,233,699	3,108,191
Accrued interest expenses on borrowings from trust accounts	303	8,881

Total	3,234,002	3,117,072

	For the years ended December 31
	2013	2012
Revenue
Trust fees	50,847	56,322
Intermediate termination fees	1,603	1,882

Total	52,450	58,204

Expense
Interest expenses on borrowings from trust accounts	97,748	85,904

(3)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	6,815	7,654
Personal pension trusts	565,665	591,657
Pension trusts	624,538	554,661
Retirement trusts	86,477	95,421
New personal pension trusts	10,624	11,433
New old-age pension trusts	5,360	6,184

Sub-total	1,299,479	1,267,010

Principal and fixed rate of return guaranteed trusts
Development trusts	19	24
Unspecified money trusts	879	895

Sub-total	898	919

Total	1,300,377	1,267,929

2)	As of December 31, 2013 and 2012, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	11	4

47.	Disposal group held for sale and net income (loss) from discontinued operations

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privitisation of Woori Finance Holdings Co., Ltd. on 26 June 2013, the Parent company announced the sales plan of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank on August 16, 2013. During December 2013, the Parent company selected the preferred potential buyers, and the negotiation to reach at the final agreement for the deal is still ongoing at the end of 2013. Therefore, the Parent company classified the related assets and liabilities of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented net income (loss) from discontinued operations as at the end of 2013. In addition, the comparative consolidated states of comprehensive income for the year ended December 31, 2012 was restated accordingly.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group asset held for sale are as follows (Unit: Korean Won in millions):

December 31, 2013
Disposal group held for sale
Cash and cash equivalents	303,202
Financial assets at FVTPL	21,102,011
Available-for-sale financial assets	1,103,146
Held-to-maturity financial assets	3,025
Loans and receivables	11,738,411
Investments in joint ventures and associates	120,805
Investment properties	1,329
Premises and equipment	15,855
Intangible assets and goodwill	33,178
Current tax assets	17,111
Deferred tax assets	102,843
Derivative assets	11,279
Others	132,610

Total	34,684,805

Liabilities directly associated with Disposal group held for sale
Financial liabilities at FVTPL	10,028,166
Deposits due to customers	1,988,495
Borrowings	13,502,487
Debentures	4,045,486
Provisions	17,565
Provision for retirement	7,829
Current tax liabilities	8,151
Deferred tax liabilities	68,261
Derivative liabilities	2,257
Other financial liabilities	2,310,746
Other liabilities	68,183

Total	32,047,626

The Group measured fair value of the disposal group held for sale based on market approach reflecting current market values of the businesses. Total net fair value was the amount that final bid price less incidental cost for disposal which was amounting to 3,311,175 million Won, was classified into level 1 in the fair value hierarchy.

The Group measured a disposal group as held for sale at the lower of its carrying amount and the net fair value and the impairment loss on disposal group held for sale was recognized 793,108 million Won and was included in income (loss) from discontinued operations of comprehensive income for the year ended December 31, 2013.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
I. Operating income	183,197	248,734
Net interest income	637,523	584,199
Interest income	1,190,183	1,154,134
Interest expense	(552,660)	(569,935)
Net fees and commissions income	354,954	388,598
Fees and commissions income	439,125	484,624
Fees and commissions expense	(84,171)	(96,026)
Dividend income	26,789	27,442
Net loss on financial instruments at fair value through profit or loss	(114,652)	(72,282)
Net gain (loss) on available-for-sale financial assets	(262)	43,440
Impairment losses on credit loss	(147,924)	(121,437)
Other net operating expenses	(573,231)	(601,224)
II. Non-operating loss	(34,213)	(14,120)
Share of profits of joint ventures and associates	19,520	20,451
Other non-operating expenses	(53,733)	(34,571)
III. Net income before income tax expense	148,984	234,616
IV. Income tax expense	(150,633)	(63,678)
V. Sub-total	(1,649)	170,938
VI. Impairment of assets held for sale	(793,108)	—
VII. Income tax benefit for Impairment	191,970	—
VIII. Income from discontinued operations	(602,787)	170,938

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Cash flows from operating activities:	(3,978,948)	(1,321,089)
Cash flows from investing activities:	105,717	619,290
Cash flows from financing activities:	3,906,802	657,084

48.	Disposal group held for distribution to owners and net income (loss) from discontinued operations

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privitisation of Woori Finance Holdings Co., Ltd. on 26 June 2013, the Board of Directors of the Parent company approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger is to take place through distributing of the shares of newly established holding companies, which are receiving the investments in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Parent company and it is scheduled to be effective on May 1, 2014 in accordance with the plan. Therefore, the Parent company classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners as at the end of 2013.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group held for distribution to owners are as follows (Unit: Korean Won in millions)

December 31, 2013
Disposal group held for distribution to owners
Cash and cash equivalents	691,608
Financial assets at FVTPL	654,965
Available-for-sale financial assets	3,257,957
Held-to-maturity financial assets	4,124,083
Loans and receivables	41,057,781
Investments in joint ventures and associates	28,286
Investment properties	48,566
Premises and equipment	299,828
Intangible assets and goodwill	32,828
Current tax assets	573
Deferred tax assets	40,540
Other assets	75,278

Total	50,312,293

Liabilities directly associated with disposal group held for distribution to owners
Financial liabilities at FVTPL	31,962
Deposits due to customers	36,603,292
Borrowings	4,860,597
Debentures	2,515,965
Provisions	233,831
Provision for retirement	88,854
Deferred tax liabilities	617,764
Derivative liabilities	15,920
Other financial liabilities	1,859,151
Other liabilities	55,078

Total	46,882,414

The Group measured disposal group held for distribution to owners at the lower of the its carrying value and fair value less costs for distribution. In addition, the fair value of the disposal group held for distribution to owners was measured based on both of market approach and income approach.

Fair value less cost to distribute of disposal group held for distribution to owners is amounting to 3,286,389 million Won and classified into level 3 due to the valuation technique(s) used when measuring the fair value and the inputs used in the valuation technique that were not observable in the market. The impairment loss on disposal group held for distribution to owners is recognized 40,658 million Won the year ended December 31, 2013.

A description of valuation techniques used for fair value measurement of disposal group held for distribution to owners and significant unobservable input variables are as follows.

The Group considered both of market approach and income approach for the measurement of the fair value of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which were classified to disposal group held for distribution to owners. Under the income approach, the discount cash flow method was applied and the present value of projected cash flows for next 5 years and further periods, which were prepared based on the assumptions incorporating the expected long-term growth rate for banking industry and inflation rates, was calculated by applying the discount rates which represented the appropriate costs of capital for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd.. Meanwhile, under market approach, the market multiples that were reflecting the market values of companies similar to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. were considered (Comparable companies analysis). To measure the fair value of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. the both methods were used comprehensively.

The key assumptions used under the income approach are given as follows:

	Kwangju Bank	Kyongnam Bank
Projected period of cash flow (*1)	5 years	5 years
Perpetual growth rate	2.5%	2.5%
Discount rate (*2)	12.1%	12.1%

(*1)	The cash flow projections for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. are based on various factors, such as historical financial information, market outlooks, long-term market growth rate, interest rates, and inflation rates, also incorporating management’s latest budget and future operating plans.
(*2)	The discount rates used to discount the cash flows is based on the cost of capital assigned to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which are derived using a Capital Asset Pricing Model (“CAPM”). The CAPM depends on inputs, such as risk-free rate and market risk premium to reflect the inherent systematic risk of the business being evaluated.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
I. Operating income	320,297	498,333
Net interest income	1,085,595	1,112,240
Interest income	2,154,318	2,283,663
Interest expense	(1,068,723)	(1,171,423)
Net fees and commissions income	150,739	155,814
Fees and commissions income	225,422	226,124
Fees and commissions expense	(74,683)	(70,310)
Dividend income	37,064	34,633
Net gain on financial instruments at fair value through profit or loss	93,595	138,831
Net loss on available-for-sale financial assets	(10,225)	(7,783)
Net gain on held-to-maturity investment	—	10
Impairment losses on credit loss	(281,205)	(201,231)
Other net operating expenses	(755,266)	(734,181)
II. Non-operating loss	(13,961)	(14,536)
Share of profits of joint ventures and associates	2,274	3,701
Other non-operating expenses	(16,235)	(18,237)
III. Net income before income tax expense	306,336	483,797
IV. Income tax expense	(638,736)	(88,136)
V. Sub-total	(332,400)	395,661
VI. Impairment of assets held for sale	(40,658)	—
VII. Income tax benefit for Impairment	9,839	—
VIII. Income from discontinued operations	(363,219)	395,661

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2012
Cash flows from operating activities:	703,794	(124,427)
Cash flows from investing activities:	(160,948)	302,273
Cash flows from financing activities:	(760,591)	56,177

49.	Promoting privatization plan

As of June 26, 2013, the Public Fund Oversight Committee (the “PFOC”) have deliberated and determined for privatization of the Parent company and its subsidiaries. The PFOC will proceed with the demerger and the sale process through which the Parent company and its subsidiaries will be split into three groups, Regional Banks including Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd., Brokerage Subsidiaries, including Woori Investment & Securities Co., Ltd. and Woori Bank Group, including Woori Bank Co., Ltd. and its subsidiaries.

Category	Subsidiaries
Regional Banks	Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd.
Brokerage Subsidiaries	Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank
Woori Bank Group	Woori Bank Co., Ltd. and its subsidiaries

In accordance with the PFOC’s plan, the Group announced the sale of shares of the Brokerage Subsidiaries on August 16, 2013. On December 6, 2013, the Group selected the preferred potential buyers for Woori Financial Co., Ltd. and Woori F&I Co., Ltd. of the Brokerage Subsidiaries. In addition, on December 24, 2013, the Group selected the preferred potential buyers for Woori Investment & Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd. and Woori Savings Bank Co., Ltd.

On February 20, 2014, the Group made agreements for the sales of shares of Woori Financial Co., Ltd. and Woori Asset Management Co., Ltd. with KB Financial Group Inc. and Kiwoom Securities Co., Ltd. respectively.

Meanwhile, in accordance with the PFOC privatization, the board of directors of the Parent company approved a plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. In accordance with the plan, on January 28, 2014, the extraordinary shareholders’ meeting of the Group approved the demerger plan of the Regional Banks and the demerger is scheduled to be effective on May 1, 2014.

50.	Agreement on the Implementation of a Management Plan

(1)	Since December 30, 2000, three subsidiaries of the Parent company, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and the KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Parent company and the KDIC have entered into an agreement whereby the Parent company would integrate the aforementioned subsidiaries, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and improve their performances. The agreement stipulates that the Parent company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Parent company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Parent company, consult with the Parent company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Parent company’s business strategies. If the three subsidiaries fail to implement the management plan, the Parent company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.